The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Filed pursuant to General Instruction II. L. of Form F-10
File No. 333-160709
SUBJECT TO COMPLETION, DATED DECEMBER 8, 2009
PROSPECTUS SUPPLEMENT
(To Prospectus Dated July 28, 2009)
•   Common Shares
     Westport Innovations Inc. (“Westport”, “we”, “us”, “our” or the “Corporation”) is hereby offering (the “Offering”)   •   of our common shares (the “Common Shares”). The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of a registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the “SEC”). Our Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “WPT” and on The Nasdaq Global Market (“NASDAQ”) under the symbol “WPRT”. We have applied to the TSX for the additional listing of the Common Shares offered by this Prospectus Supplement. Listing on the TSX will be subject to our fulfillment of all of the listing requirements of the TSX. The Common Shares offered by this Prospectus Supplement will be listed on NASDAQ. On December 7, 2009, the closing price of the Common Shares on the TSX and NASDAQ was $12.90 and U.S.$12.16, respectively.
     An investment in the Common Shares offered by this Prospectus Supplement is speculative and involves a high degree of risk. Prospective investors should carefully review the risk factors referred to under “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus before purchasing Common Shares.
     We are permitted, as a Canadian issuer, under the multi-jurisdictional disclosure system adopted by the United States and Canada (the “MJDS”), to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements incorporated into this Prospectus Supplement and the Prospectus by reference in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of United States companies. Information regarding the impact upon our financial statements of significant differences between Canadian and United States generally accepted accounting principles is contained in Note 24 to the Corporation’s audited consolidated financial statements as at March 31, 2009 and 2008 and for each of the years in the three-year period ended March 31, 2009 and in Note 11 to the Corporation’s unaudited consolidated financial statements as at September 30, 2009, which are incorporated into the Prospectus by reference.
     You should be aware that the acquisition of the Common Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. See “Certain Income Tax Considerations” in this Prospectus Supplement.
     Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Alberta, Canada, the majority of our officers and directors and some of the experts named in this Prospectus Supplement or in the Prospectus are residents of Canada, and a substantial portion of our assets and the assets of such persons are located outside the United States.
     NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (the “SEC”) NOR THE SECURITIES REGULATOR OF ANY STATE OF THE UNITED STATES HAS APPROVED OR DISAPPROVED THE COMMON SHARES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Jefferies & Company
(Sole Book-Running Manager)
Lazard Capital Markets
(Co-Lead Manager)

ThinkEquity LLC	Craig-Hallum Capital Group	Dundee Securities Corporation

     Our Common Shares are being offered in Canada by Dundee Securities Corporation (the “Canadian Underwriter”) and in the United States by Jefferies & Company, Inc., Lazard Capital Markets LLC, ThinkEquity LLC and Craig-Hallum Capital Group LLC (together with the Canadian Underwriter, the “Underwriters”).

Price: U.S.$   •   per Common Share

Underwriting discounts or
	Price to public(1)	commissions(1)(2)	Proceeds to us(1)(2)(3)
Per Share	U.S. $ •	U.S. $ •	U.S. $ •
Total	U.S. $ •	U.S. $ •	U.S. $ •

Notes:
(1)	The Offering price of the Common Shares for investors in Canada will be payable in Canadian dollars and the Offering price of the Common Shares for investors in the United States will be payable in U.S. dollars unless the Underwriters otherwise agree. All of the proceeds of the Offering will be paid to us by the Underwriters in U.S. dollars based on the U.S. dollar offering price. The total is based on the U.S.-Canadian dollar noon exchange rate on December • , 2009, as quoted by the Bank of Canada, being Cdn. $ • = U.S.$1.00.
(2)	The Underwriters will receive a fee equal to U.S.$ • per Common Share (or Cdn.$ • ) from the sale of Common Shares to the public. See “Underwriting”.
(3)	We have granted the Underwriters an option to purchase up to an additional • Common Shares at the Offering price during the period ending 30 days from the date of this Prospectus Supplement. If this option is exercised in full, the total price to the public, underwriting fees and commissions and net proceeds to us with respect to the total Offering will be U.S.$ • , U.S.$ • and U.S.$ • , respectively (or Cdn.$ • , Cdn.$ • and Cdn.$ • , respectively). This Prospectus Supplement qualifies the distribution of this option to purchase additional Common Shares and the Common Shares that may be offered upon the exercise of such option. See “Underwriting”.
     The Canadian Underwriter, as principal, conditionally offers our Common Shares in Canada, subject to prior sale, if, as and when issued, sold and delivered by us to and accepted by the Canadian Underwriter in accordance with the conditions in the underwriting agreement referred to under “Underwriting” and subject to the approval of certain legal matters on our behalf by Bennett Jones LLP, our Canadian counsel, and Dorsey & Whitney LLP, our U.S. counsel, and on behalf of the Underwriters by McCarthy Tétrault LLP, Canadian counsel to the Underwriters, and Jones Day, U.S. counsel to the Underwriters. In connection with this Offering, the Underwriters may sell more Common Shares than they are required to purchase in this Offering or effect transactions that stabilize or maintain the market price of our Common Shares at levels other than those which might otherwise prevail on the open market. The Underwriters may decrease the price at which the Common Shares are distributed from the initial offering price and in such event the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Common Shares is less than the gross proceeds paid by the Underwriters to us. See “Underwriting” for additional information.
     Subscriptions will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that share certificates evidencing our Common Shares will be available for delivery on the closing date of this Offering, which is expected to be on or about December • , 2009, or such later date as may be agreed to by us and the Underwriters but, in any event, not later than December • , 2009.

Underwriters’ Position	Maximum Size	Exercise Period	Acquisition Price
Underwriters’ option	•	30 days from date of Prospectus	U.S.$ • (Cdn.$ ·)
Supplement
     If a purchaser acquires Common Shares forming part of the Underwriters’ over-allocation position, the purchaser acquires the Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the option to purchase additional Common Shares or secondary market purchases.

ii

IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
     This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of Common Shares we are offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Common Shares offered hereunder. This Prospectus Supplement is deemed to be incorporated into the accompanying Prospectus solely for the purpose of the Offering.
     You should rely only on the information contained in this Prospectus Supplement and the Prospectus or incorporated by reference into the Prospectus. We have not authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the Underwriters are offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as information we have previously filed with the SEC and with the securities regulatory authority in each of the provinces and territories of Canada that is incorporated in the Prospectus by reference, is accurate as of their respective dates only. Our business, financial condition, results of operations and prospects may have changed since those dates.
     In this Prospectus Supplement and the Prospectus, unless otherwise indicated, references to “we”, “us”, “our”, “Westport” or the “Corporation” are to Westport Innovations Inc. All references to “dollars”, “Cdn.$” or “$” are to Canadian dollars and all references to “U.S.$” are to United States dollars. Unless otherwise indicated, all financial information included in this Prospectus Supplement and the Prospectus and incorporated by reference in the Prospectus is determined using Canadian generally accepted accounting principles.
     We prepare our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from United States generally accepted accounting principles (“U.S. GAAP”). Therefore, our financial statements included in this Prospectus Supplement and the Prospectus and incorporated by reference in the Prospectus and in the documents incorporated by reference in the Prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 24 of our audited consolidated financial statements for the years ended March 31, 2009 and 2008 and Note 11 of our unaudited consolidated financial statements as at September 30, 2009 for a discussion of the principal measurement differences between our financial results determined under Canadian GAAP and under U.S. GAAP and for disclosure differences. See “Documents Incorporated by Reference” in this Prospectus Supplement.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS
     Certain statements contained in this Prospectus Supplement and the Prospectus, and in certain documents incorporated by reference in the Prospectus, may constitute “forward-looking statements”. When used in such documents, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this Prospectus Supplement, the Prospectus and the documents incorporated by reference in the Prospectus contain forward-looking statements pertaining to the following:
•	the future demand for Cummins Westport Inc. (“CWI”) and Westport products;

•	the penetration of our existing markets and expansion of those markets;

•	our ability to successfully launch our high-pressure direct-injection (“HPDI”) technology commercially;

•	our ability to exploit and protect our intellectual property;

•	our capital expenditure and engineering investment programs;

•	the future desirability and use of natural gas as an alternative fuel;

•	commodity prices and the fuel price differential between natural gas and diesel;

•	ongoing relationships between us and our business partners;

•	our ability to continue to compete with our competitors and their technologies;

•	the capital and operating costs of vehicles using our technologies relative to alternative technologies;

•	continuing growth in the transportation sector and in the natural gas engine market;

•	profit margins and production costs of engines incorporating our technologies;

•	the further development of infrastructure supporting the application of natural gas as an alternative fuel;

•	increasing penetration of our technologies in key markets within the transportation sector and in key geographic markets;

•	increasingly stringent environmental regulation in the future;

•	ongoing availability of government incentives and mandates for our technology;

•	our ability to attract and retain personnel;

•	demand for engines incorporating our technologies by the Ports of Los Angeles and Long Beach, California (the “San Pedro Bay Ports” or the “Ports”);

•	production methods for our liquefied natural gas (“LNG”) system;

•	increasing commercialization of our technologies;

•	expansion of our product offerings;

•	our adoption, timing and ability to meet certain accounting and regulatory standards;

•	the ability of our products to adapt to the use of biogas and manufactured fuels, including hydrogen, as fuels;

•	our estimates and assumptions used in our accounting policies, and accruals, including warranty accruals, and financial condition;

•	our use of the net proceeds of the Offering; and

•	our compliance with environmental regulations.
     Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Prospectus Supplement, the Prospectus and in the documents incorporated by reference into the Prospectus and other unforeseen risks, including, without limitation:
•	market acceptance of our products;

•	product development delays;

•	delays in contractual commitments;

•	changing environmental regulations;

•	the ability to attract and retain business partners;

•	future levels of government funding and incentives;

•	competition from other technologies;

•	limitations on our ability to protect our intellectual property;

•	potential claims or disputes in respect of our intellectual property;

•	the ability to provide the capital required for research, product development, operations and marketing; and

•	those risks discussed in this Prospectus Supplement and the accompanying Prospectus under the heading “Risk Factors”.
     You should not rely on any forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after we distribute this Prospectus Supplement, except as otherwise required by law.
DOCUMENTS INCORPORATED BY REFERENCE
     This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full particulars thereof. See, “Documents Filed As Part of Registration Statement” in this Prospectus Supplement.
     Information has been incorporated by reference into the Prospectus from documents filed with securities commissions or similar authorities in Canada and with the SEC in the United States. Copies of the documents incorporated by reference may be obtained on request without charge from our Director, Investor Relations at 101-1750 West 75th Avenue, Vancouver, British Columbia, V6P 6G2, telephone (604) 718-8321. Copies of documents incorporated by reference may also be obtained by accessing the web site located at www.sedar.com.

     We have filed the following documents with the securities commissions or similar regulatory authorities in each of the provinces of Canada and the SEC, and such documents are specifically incorporated by reference into, and form an integral part of, the Prospectus as supplemented by this Prospectus Supplement:
•	our annual information form dated June 1, 2009, for the year ended March 31, 2009 (the “AIF”);

•	our management proxy circular dated June 3, 2009 relating to the annual and special meeting of shareholders held on July 16, 2009;

•	our audited consolidated financial statements as at March 31, 2009 and 2008 and for the years ended March 31, 2009, 2008 and 2007, together with the notes thereto, and the auditors’ report thereon addressed to our shareholders;

•	our unaudited consolidated financial statements as at September 30, 2009, together with the notes thereto;

•	our management’s discussion and analysis of financial condition and results of operations dated May 19, 2009, for the year ended March 31, 2009 (the “Annual MD&A”); and

•	management’s discussion and analysis of financial condition and results of operations dated November 6, 2009, for the three and six months ended September 30, 2009 and 2008 (the “Q2 MD&A”).
     Any statement contained in this Prospectus Supplement, the Prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference into the Prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into the Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference into the Prospectus or to constitute a part of this Prospectus Supplement. Any documents of the type required by National Instrument 44-101 Short Form Prospectus Distributions of the Canadian Securities Administrators that we file after the date of this Prospectus Supplement and before termination of the Offering are deemed to be incorporated by reference into the Prospectus.
EXCHANGE RATE INFORMATION
     The following table sets out, for each period indicated, the exchange rate at the end of the period and the average of the exchange rates on each day during the period for one U.S. dollar expressed in Canadian dollars, based on the U.S.-Canada dollar noon exchange rates quoted by the Bank of Canada. On December 7, 2009, the rate was Cdn.$1.0511 equals U.S.$1.00.

				Six Months Ended
	Fiscal Year Ended March 31,			September 30,
	2009	2008	2007	2009
Average for period	1.1264	1.0327	1.1386	1.1324
End of period	1.2602	1.0279	1.1529	1.0722

PROSPECTUS SUMMARY
     The following summary highlights basic information about us and this Offering. This summary does not contain all of the information you should consider before making a decision to invest in our Common Shares. You should review this entire Prospectus Summary and the accompanying Prospectus carefully, including the risks of investing in our Common Shares discussed in the “Risk Factors” section of this Prospectus Supplement and the accompanying Prospectus and our consolidated financial statements and notes thereto and the other documents incorporated into the accompanying Prospectus by reference.
Our Business
     We are engaged in the research, development and marketing of high performance, low-emission engines and fuel injection systems that utilize alternative gaseous fuels such as natural gas, propane or hydrogen. We develop technology and products that enable light-, medium- and heavy-duty diesel (and gasoline in the case of light-duty) engines to run primarily on natural gas, giving users a cleaner, more plentiful and generally less expensive alternative fuel to diesel. The fuel is carried in either compressed natural gas (“CNG”) or LNG storage tanks on a truck or bus chassis. Over the longer term, we expect our gaseous-fueled engine technologies, systems and experience will position us to exploit new low-carbon fuels, including natural products like biogas or manufactured fuels, including hydrogen, as they emerge as cost-competitive options.
     We work with strategic partners, which include some of the leading diesel engine and truck original equipment manufacturers (“OEMs”), to develop, manufacture and distribute our engines, and we sell to a diverse group of leading truck and bus OEMs around the world. Our products are designed to provide environmental and economic benefits combined with strong operational performance. We have sold over 20,000 natural-gas and propane engines, which operate in 20 countries. Our initial target markets include opportunities where demand for clean, low emission engines is prevalent, including light-duty (2.0- to 2.4-liter engines), medium- to heavy-duty (5.9- to 8.9-liter engines) and heavy-duty (11- to 16-liter engines). CWI, our 50:50 joint venture with Cummins, Inc. (“Cummins”), serves the medium- to heavy-duty markets and today is primarily focused on buses, refuse, conventional and vocational trucks, and delivery vehicles with engine sized from 5.9- to 8.9-liters. Westport Heavy Duty (“Westport HD”) serves the heavy-duty engines markets and currently offers a 15-liter engine for the heavy-duty trucking market. Juniper Engines Inc. (“Juniper”), our 49:51 joint venture with OMVL SpA (“OMVL”) provides 2.0- and 2.4-liter engines and is initially targeting industrial end markets.
     CWI
     CWI is a 50:50 joint venture with Cummins, one of the world’s largest manufacturers of diesel engines. CWI develops and produces 5.9- to 8.9-liter engines utilizing gaseous fuels. CWI’s engines are offered globally by more than 60 OEMs of transit and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks, material handling trucks, street sweepers and vehicles for selected industrial applications. CWI’s goal is to offer a superior combination of performance, emissions characteristics and life-cycle cost savings when compared with engines that operate on diesel fuel. CWI engines are produced at Cummins plants in the United States, China and India, allowing CWI to spread production of its engines without incurring any additional capital costs. CWI also leverages Cummins’ supply chain, back office systems and distribution and sales networks. This leverage allows CWI to expand revenues and gross margins faster than expenses. In 2007, CWI launched the ISL G, which was the first heavy-duty automotive engine to meet U.S. Environmental Protection Agency (“EPA”) 2010 emission requirements. The revenue generated by CWI, as a percentage of consolidated revenue, for the fiscal years ended 2008 and 2009 and the 12-month period ended September 30, 2009 was 94%, 90% and 92%, respectively. CWI has been profitable since calendar year 2004 and has grown revenues at a 30% compound annual growth rate (“CAGR”) through calendar year 2008.
     Westport HD
     Westport HD is the Company’s own development platform and is engaged in the development, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. At the heart of the Westport HD system is our proprietary HPDI technology, which allows a diesel engine to operate with approximately 95% replacement of diesel fuel by natural gas while reproducing the key benefits of diesel engines: high efficiency over the speed and torque operating range, high torque capability and robust reliability. The properties of natural gas contribute to a significant reduction in combustion by-products: nitrogen oxides (“NOx”), particulate matter (“PM”) and greenhouse gas (“GHG”) emissions are all significantly reduced as the engine operates with the same performance and efficiency as the base diesel engine.
     Key components of Westport HD are the Westport GX 15-liter engine and the Westport LNG system. The Westport GX is based on the industry-leading Cummins ISX 15-liter diesel engine with cooled exhaust gas recirculation. The Westport LNG System is comprised of: (i) our proprietary cryogenic fuel pumps provided by Cryostar SAS (“Cryostar”), a division of The Linde Group; (ii) our proprietary electronic control units to facilitate robust performance and reliable operation; and (iii) onboard LNG storage tanks designed and patented by us and manufactured by BTIC Westport Inc. (“BWI”), our 50:50 joint venture with Beijing Tianhai Industry Co. (“BTIC”), a Sino-Korean company located in Beijing, China.
     The Westport GX Engine is 2007 EPA and CARB certified to 0.8g/bhp-hr NOx and 0.01g/bhp-hr PM. Both Kenworth Truck Company (“Kenworth”) and Peterbilt Motors Company (“Peterbilt”) offer factory production of LNG trucks incorporating Westport HD technologies. To date, Westport HD has received significant market validation with over 200 units sold to date, including 89 units sold in the 12-month period ended September 30, 2009. We believe Westport HD will serve as our platform for global market penetration of heavy-duty natural gas engines. We will continue developing partnerships globally with leading diesel engine OEMs and incorporating our Westport HD technologies into their engine platforms, enabling us to become a global standard for heavy-duty diesel engines that run on natural gas.
     As a means of building out our Westport HD business to serve the world’s largest global heavy-duty markets, in July 2008, we entered into a 30-year joint venture agreement with Weichai Power Co., Ltd. (“Weichai Power”) and Hong Kong Peterson (CNG) Equipment Limited (“Hong Kong Peterson”) to form Weichai Westport Inc. (“WWI”). WWI will research, develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines (and relevant parts and kits) for use in heavy-duty trucks, power generation and shipping applications.
     In addition to WWI, in November 2009, we announced the signing of an agreement with Volvo AB (“Volvo”) to become a Tier 1 Development Supplier for its heavy-duty natural gas engines and associated supply chain. We will supply our Westport HD technology and work together with the Gothenburg, Sweden engine manufacturer to qualify appropriate suppliers consistent with Volvo volume and quality expectations. The new natural gas engines are expected to meet future European emission requirements. In July 2008, we announced an agreement with Volvo to integrate and test our Westport HD System on Volvo engines.
     Juniper Engines
     While addressing the mid-range and heavy-duty markets through CWI and Westport HD, we target the light-duty engine market through Juniper, our 49:51 joint venture with OMVL. OMVL is an Italian company that designs, manufactures and markets complete fueling systems for new vehicles and for the aftermarket conversion of engines from gasoline (petrol) to CNG and liquefied petroleum gas (“LPG”). We invested $1.5 million in Juniper on April 1, 2008, giving us the right to 49% of Juniper’s future profits and losses. The joint venture designs, produces and sells high-performance alternative fuel engines in the sub-5-liter class initially targeting the global CNG and LPG industrial market, with sales and engineering support in North America, Europe and Asia. Juniper’s 2.0- and 2.4-liter engines are the result of three years of planning and development among Juniper, Westport, OMVL and Hyundai Motor Company (“Hyundai”), Juniper’s base engine supply partner. Juniper’s engines fully integrate OMVL’s multipoint injection (“MPI”) technology with Hyundai’s 2.0- and 2.4-liter industrial engine platforms. The result is a high-performance, low emissions solution that offers advantages over incumbent products, including a compact engine package, higher torque and power, and enhanced acceleration and transient response. Juniper will be the manufacturer of record and the products are designed to meet EPA and California Air Resources Board standards for 2010. The products are expected to be available starting in calendar 2010.
     We expect to penetrate our markets further in the current year due in part to the macroeconomic drivers behind alternative fuels and our industry relationships developed over the last 13 years. Through CWI, we are able to leverage Cummins’ extensive manufacturing capabilities, sales and marketing efforts, distribution networks, and aftermarket service and support to sell into mid-range engine markets while incurring manageable overhead costs and minimizing our working capital requirements. We intend to use a similar scalable model for Westport HD when working with Volvo, Weichai Power, and other heavy-duty engine OEMs and truck manufacturing partners such as PACCAR Inc. (“PACCAR”).
     While focusing firm-wide resources on developing our products and strategic relationships, we have accumulated a significant portfolio of patents, which we believe creates barriers to entry for competing technologies. Additionally, we expect to monetize select patent assets through licensing agreements. We have already been successful in achieving licensing revenue for our proprietary pump technology. We will continue to rely on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect our proprietary technology and position in the marketplace.
Our Industry
     The natural gas vehicle industry is a large and rapidly growing market. From 2001 to 2008, natural gas vehicle unit sales have grown at a CAGR of 23.0%, from just over 500,000 vehicles in 2001 to over two million in 2008. 2005 to 2008 saw record growth in natural gas vehicle deployments, with a CAGR over the period of nearly 50%.
Natural Gas Vehicle Deployments Worldwide, 1996 – 2008
Source: International Association of Natural Gas Vehicles; http://www.iangv.org/stats/NGV-Statistics08.htm
     The natural gas vehicle market appears to be approaching a tipping point. We are seeing increased interest in our natural gas engines globally as many countries endeavour to reduce their reliance on petroleum-based transportation fuels due to high and volatile oil prices, heightened environmental concerns and energy independence and national security concerns. Natural gas is typically cleaner, cheaper and more readily available than petroleum-based fuels. Stricter emissions regulations, coupled with various local incentive programs, have reduced the barriers to adoption of alternative fuels, particularly for fleet customers. Substantial natural gas reserves located within the United States, Canada, Australia, China, India, Russia, the Middle East and South America lessen the likelihood of price volatility from concentrated reserves and reduce national security and energy independence concerns posed by oil. Today, oil-derived fuels dominate the world’s transportation markets, supplying over 95% of the transportation fuel used in the United States, illustrating the enormous opportunity for natural gas substitution in this sector. Whereas alternatives such as nuclear, solar and wind power may be appropriate substitutes for power generation applications, we believe that there is a narrower range of alternatives in transportation, where the fuel and its storage system need to be both light and compact enough for effective use in a vehicle, with natural gas being one of the primary alternatives to diesel fuel and gasoline.
     U.S. Department of Energy (“DOE”) data shows that diesel fuel prices in the United States have risen by more than 85% over the past six years. The average price of diesel fuel today across the United States is U.S.$2.79 per gallon. Volatility has also been extreme, with the price fluctuating from a low of U.S.$2.02 to a high of U.S.$4.76 over the last 18 months. Conversely, natural gas prices are down about 39% since the beginning of 2009 and are close to seven year lows. The ratio of the price of one barrel of oil to the price of one million British thermal units of natural gas needs to be about 6x to make natural gas more cost-effective as a transportation fuel than diesel. Between 1986 and 2009, the ratio averaged 10.0x; in 2008, it was 12.2x; today, the ratio is about 22.6x. The wider spread between natural gas and diesel prices has a direct impact on the payback period for switching to natural gas engines. For every increase in the relative price of diesel compared to natural gas, the payback period becomes shorter, and the incentive to switch becomes more attractive. Below is a sample payback analysis comparing a standard diesel truck to a truck equipped with the Westport GX system, based on two incentive scenarios: 1) the current U.S. federal incentive scheme and 2) the incentive scheme proposed in the United States New Alternative Transportation to Give Americans Solutions Act (“NAT GAS Act”) (described later in this section):
Natural Gas/Diesel Vehicle Cost Comparison
(all amounts in U.S. dollars)

	Standard HD	2008 Nat Gas	Nat Gas Act
	Diesel Truck	HD Truck	HD Truck
Base Truck	$84,000	$84,000	$84,000
Westport HD System	—	60,000	60,000
Extended Warranty	4,400	8,000	8,000

Truck Price (MSRP)	$88,400	$152,000	$152,000
Taxes (Federal and State)(1)	17,500	30,000	30,000

Customer Price	$105,900	$182,000	$182,000

Federal Tax Credit	—	28,800	64,000

Customer All-in Price	$105,900	$153,200	$118,000

Incremental capital cost to end user		$47,300	$12,100

Payback period(2)		28.4 months	7.3 months
(1)	Federal taxes estimated at 12% and state taxes estimated at 8%. Taxes will vary by state.

(2)	U.S.$20,000 annual fuel cost differential based on U.S.$1.00/gallon price differential between diesel and natural gas, and U.S.20,000 gallons/year of fuel consumption.
     The current price spread between diesel and natural gas on a diesel gallon equivalent basis is U.S.$2.21. From 2009 to 2020, the DOE forecasts that natural gas prices will rise by 16.9%, while diesel prices are predicted to rise 72.7%. With the beginning of an economic recovery, we believe that rising demand for oil will result in price increases and/or fuel shortages, which will continue to create favorable market conditions that encourage the adoption of cheaper alternative fuels such as natural gas.
     As a result of discoveries of vast shale formations and advancement in drilling technologies, the supply of natural gas in the United States and abroad has expanded dramatically. According to the Energy Information Administration, the total U.S. natural gas resource base is estimated at 1,744 trillion cubic feet (“tcf”). Unconventional gas (shale gas, tight sands, and coalbed methane) now comprises 60% of onshore recoverable natural gas resources, and the DOE expects unconventional sources of gas to meet over half of United States gas demand within 20 years. The Haynesville shale in Texas and Louisiana was recently discovered to have significant gas reserves, with an estimated 717 tcf of gas in place. Similar finds are being made in Canada, with British Columbia’s Horn River shale find estimated as one of the larger, low-cost shale gas reserves in North America. Additionally, over the past year, there have been significant discoveries in Bangladesh (an estimated 6.6 tcf), Venezuela (an estimated 6 tcf), Norway, Australia, the North Sea, and elsewhere. We believe that favorable pricing for natural gas as a transportation fuel compared to more volatile oil prices will lead to increased demand for our natural gas engines.

     Based on these significant new gas discoveries, large energy producers have begun articulating the growing importance of natural gas as a transportation fuel to their portfolio. EnCana Oil & Gas (“EnCana”) spoke of its commitment to building awareness of domestic natural gas as a reliable, lower-cost, environmentally-friendly alternative fuel by opening more public CNG filling stations. EnCana has stated that domestically sourced natural gas could grow to 35% of the transportation fuel mix, replacing most of the oil imported from sources outside of North America that is currently used for transportation and reducing transportation-derived GHG emissions by 9%. OnCue Express, partnering with Chesapeake Energy, has publicly disclosed its goal of doubling the number of CNG filling stations in Oklahoma over the next five years. Additionally, the America’s Natural Gas Alliance (“ANGA”), which includes 28 of North America’s leading independent natural gas exploration and production companies that account for over 40 percent of the total natural gas supply, has recently initiated a marketing campaign focused on highlighting natural gas as an inexpensive, domestically produced alternative to oil as a transportation fuel. With regard to heavy-duty trucks, there has been discussion of natural gas refuelling corridors being deployed in high truck traffic interstates. Selective deployment of refueling infrastructure across these routes would create a coverage territory able to service a significant portion of the long-haul truck traffic in the United States without the need for massive infrastructure investment. For example, U.S. Interstate 5, which spans the West Coast from Vancouver, British Columbia to Tijuana, Mexico, could be serviced with under 10 refueling stations assuming a 200 mile travel distance between stations. We believe continued action on the part of natural gas suppliers to develop natural gas transportation infrastructure will create additional demand for our products and open up new growth opportunities throughout North America.
     In the United States, both state and federal entities have been proponents of the growth of the natural gas transportation industry. In August 2009, the DOE announced the Clean Cities program, which aims to reduce petroleum consumption in the transportation sector. The DOE has awarded $300 million in funding for 25 cost-share projects across the United States that will deploy more than 9,000 alternative fuel and energy efficient vehicles and build 542 new refueling stations. Based on the DOE’s announcement, funding for approximately 500 LNG trucks and 2,300 CNG vehicles, including refuse trucks and shuttle buses, was awarded. We anticipate that a significant portion of these 2,800 vehicles will be sourced from manufacturers incorporating the Westport HD system or CWI ISL G engine.
     Additionally, the passage of pending legislation in the U.S. Congress is expected to provide significant incentives for the purchase of cleaner burning engines. As an example, the NAT GAS Act, which was introduced in the U.S. House of Representatives in April 2009 (the “House Bill”), aims to provide incentives to increase the use of domestically produced natural gas for transportation fuel as a cleaner-burning, low-cost alternative to conventional transportation fuel. Key provisions include: an 18-year extension of tax incentives to December 31, 2027 for use of natural gas and purchases of natural gas vehicles and fueling infrastructure; expansion of a tax credit equal to 80% of the incremental cost when purchasing any dedicated natural gas vehicle; doubling the purchase tax credit cap for all non-light-duty vehicle weight classes up to U.S.$64,000; a 10% manufacturing tax credit for OEMs to sell natural gas vehicles in the United States; doubling the refueling property tax credit to U.S.$100,000 per station; allowing natural gas vehicle and fueling infrastructure credits to be transferred; and the requirement that half of federal vehicles purchased in the next five years must run on natural gas. Today, the bill has 120 bipartisan co-sponsors. The House Bill was followed in July by the companion U.S. Senate Bill 1408 (the “Senate Bill”). In addition to including many of the key provisions of the House Bill, the Senate Bill also seeks to allow governmental entities to issue tax-exempt bonds in order to finance natural gas vehicle projects and allow the expensing of 100% of the cost of natural gas vehicle manufacturing facilities placed into service by January 1, 2015. We believe that the passing of this legislation would provide a strong catalyst for the growth of the natural gas transportation industry in the United States.
     The United States is not alone in enacting legislation to promote alternative fuel adoption. The European Union adopted the Directive on the Promotion of Clean and Energy Efficient Road Transport Vehicles with the aim of introducing environmentally friendly vehicles to the broad market. The directive requires that environmental issues be considered in the lifecycle cost of a vehicle, and that governments in the European Union must purchase a certain percentage of alternative-fuel vehicles. In addition, India and China have both clearly communicated the desire to move towards less-polluting fuels for transportation in their economic Five-Year Plans, which we believe will create further demand for our products.
     The municipal bus market, one of CWI’s key target markets, has experienced significant increases in the adoption of natural gas engines, with 22% of buses in the United States using natural gas today, up from 12% in 2005 and 1% in 1995. Truck engine manufacturers have been under challenging regulatory pressure to reduce tailpipe emissions. Over the next five years, another major emissions transition will be required in all markets around the world, with the first milestone being the 2010 EPA standards in the United States. In California, one of the jurisdictions taking a leadership position on this issue, transportation emissions represent almost 50% of the total greenhouse gas emissions inventory. Moreover, large fleet operators, such as San Diego Metropolitan Transit System, which placed an order for 250 CNG buses based on CWI engines last year, are implementing green initiatives to reduce their environmental impact by introducing alternative fuel vehicles, including natural gas, into their fleets. Europe, Australia and parts of Asia are also adopting stricter standards. Studies have shown that diesel emissions, principally in urban areas, can have a noticeable impact on a population’s health, increasing health risks and incidence rates of asthma. Agencies such as the California South Coast Air Quality Management District (“SCAQMD”), and the air quality control agency for Los Angeles, Orange, Riverside and San Bernardino Counties in California, have begun to place strict emission requirements on fleet operators using diesel fuel and encourage the use of alternative fuels such as natural gas.
     According to Datamonitor, a provider of online database and analysis services for various industry sectors, the global medium- and heavy-duty vehicle market (consisting of trucks over 3.6 tonnes) in 2008 was U.S.$295.4 billion and is expected to grow at a 9.1% CAGR to U.S.$456.1 billion by 2013. In 2008, the North American market represented 47.4% of the total market, or U.S.$140.1 billion, and is expected to grow at a 4.9% CAGR to U.S.$178.3 billion by 2013. Asia-Pacific is the fastest growing market with sales expected to reach U.S.$186.3 billion by 2013, a 15.4% CAGR. Additionally, the European market is projected to have strong growth in the near- to medium-term, with sales increasing at a 6.8% CAGR to U.S.$71.5 billion by 2013. We believe that internal combustion engines will continue to dominate the medium- and heavy-duty vehicle market because of their price, availability, performance and familiarity, and expect natural gas engines to take an increasing market share. 2009 marks the third year that the North American medium- and heavy-duty truck market has operated well below replacement demand, with the result that the average age of the fleet is near an all-time high. We believe that there is replacement demand which, coupled with more stringent (and expensive) emissions regulations in 2010, will help drive additional vehicle purchases. Should the North American economy experience a meaningful recovery, we believe that there will be a significant need for new medium- and heavy-duty vehicles. Given the regulatory environment and incentive structures for alternative fuels, we further believe that this will create additional demand for our products.
     Juniper is initially targeting two industrial engine segments that we believe represent significant growth opportunities. The first market, alternatively-fueled industrial forklift engines, was estimated in 2008 at 62,000 engines per year (primarily LPG) in North America, according to the Industrial Truck Association. The second target market for Juniper is the oilfield engine market, consisting of artificial lift and gas compression engines. Cummins Western Canada estimates that there are over 10,000 alternatively fueled engines (primarily natural gas) sold into the oilfield space each year. Juniper plans to selectively target the markets that represent the best growth opportunities for the business.
North American Alternative Fuel Industrial Segments and Unit Sales(1)
(1)	According to Industrial Truck Association (“ITA”), Petroleum Education Research Council (“PERC”) and Cummins Western Canada (“CWC”) estimates. In the case of PERC and CWC, certain of the data used in compiling these estimates have been provided to Westport through interviews and other informal means but have not been published elsewhere.

Our Competitive Strengths
     We believe we are a leader in providing high-performance, low-emission engines and fuel systems utilizing alternative gaseous fuels given our significant competitive strengths, which include the following.
Strong First Mover Advantage in Rapidly Growing Natural Gas Engine Market
     Based on our diverse product and technology portfolio and geographical reach, we believe we are well positioned to serve the over U.S.$300 billion medium- and heavy-duty vehicle markets. To date, we have sold over 20,000 natural-gas and propane engines, operating in 20 countries, and have developed strategic relationships with OEMs in North America, Asia and Europe, positioning us well in the three largest markets for medium- and heavy-duty products. We are currently working with five of the world’s top six truck producers and three of the world’s top four engine producers.

World Engine Production		World Truck Production

Source:	The World’s Truck Manufacturers, A strategic review of finance and operations, 11th Edition (2008). Edited by Jonathan Storey, Data by Polk-Marketing Systems. Published by Automotive World Ltd., www.automotiveworld.com	Source:	Power Systems Research.
     Through CWI, we currently offer mid-range 5.9-liter to 8.9-liter engines that are sold globally to more than 60 OEMs of transit and shuttle buses, medium-duty trucks and refuse haulers, as well as specialty vehicles such as material handling trucks, street sweepers and some industrial applications. With CWI’s ISL G engine as the first natural gas engine in the United States certified to meet 2010 EPA emission standards being installed into OEM products, we believe we are well positioned to take advantage of the market. Additionally, through Westport HD, we offer the 15-liter GX engine, which uses our proprietary HPDI technology, and LNG fuel systems to serve the heavy-duty truck market. We have been able to achieve strong market validation through the sale of over 200 Westport HD trucks to date as of September 30, 2009.
     We continue to get market traction with Westport HD and have had a number of significant customer orders throughout 2009. On September 11, 2009, as part of Proposition 1B, the SCAQMD Governing Board approved funding for 483 natural gas trucks. All of the trucks that submitted for funding are equipped with either the CWI ISL G or the Westport GX engines. Additionally, on August 26, 2009, the DOE’s Clean Cities program announced funding for up to 2,800 natural gas vehicles, approximately 500 of which are slated to be LNG trucks. We expect a significant portion of these LNG vehicles will be sourced from manufacturers incorporating the Westport HD system. On May 18, 2009, the Port of Long Beach, California, announced that it had approved U.S.$42.5 million in funding for subsidized leases and grants in its Clean Truck Financing Program to help truck owners meet the program’s 2009 requirements. The announced plan offers a U.S.$105,000 grant for purchases of approved LNG trucks, and a U.S.$137,000 subsidy of LNG truck leases, paid over a seven-year period. Despite the economic downturn, over 500 LNG fueled trucks have been deployed at the San Pedro Bay Ports.

Highly Capital-Efficient Business Model
     Our strategic partnerships allow us to run a capital-efficient business in which working capital costs and capital expenditures are shared with our strategic partners. Most notably, we are able to avoid the significant capital expenditures associated with building manufacturing plants and overhead costs that would be incurred to staff and maintain manufacturing operations. We are also able to leverage the investment made by our partners in developing global distribution operations and their brands. We leverage our expertise in the development of our proprietary technologies by partnering with industry-leading manufacturers who are willing to make the investment to co-develop, manufacture and distribute our products for our mutual benefit. We believe this model allows us to scale our business rapidly and achieve profitability sooner and with less risk. We believe we have demonstrated the merits of this model based on the success of our profitable CWI joint venture and expect to continue growing profitable business lines in a similar fashion. Additionally, Westport HD has already seen meaningful reductions in vehicle prices since Kenworth took on factory line production of vehicles with our GX engines. Without similar strategic partnerships, any competitor will have to deploy a significantly larger amount of capital to scale its business, imposing significant obstacles to building necessary scale.
Valuable Strategic and Business Alliances Creating Significant Barriers to Entry
     We have established and proposed several strategic partnerships and joint ventures, including: CWI, Volvo, WWI, Juniper, BWI and Cryostar, our partner for the supply of cryogenic fuel pumps. In addition to our strong supply chain partners, we have also developed strategic relationships with several leading truck OEMs, including: Kenworth, Peterbilt, Mack Trucks, Inc. (“Mack”), Freightliner Trucks (“Freightliner”), PACCAR Australia Pty. Ltd. (“PACCAR Australia”), as well as Clean Energy Fuels Corp. (“Clean Energy”), North America’s largest natural gas refueling company, and other fuel suppliers around the world. We believe these relationships enable us to offer a complete natural gas solution to our customers, provide a coordinated marketing effort, give us access to our key markets, and create a significant barrier to entry for competitors seeking to partner with a large diesel engine or truck manufacturer in order to replicate our technology.
Strong Market Fundamentals Driving Growth of Natural Gas Engine Market
     Although diesel prices have come down from the record highs seen in the summer of 2008, the price of oil has risen steadily since the beginning of the year, which continues to drive up the price of diesel fuel. Conversely, discoveries of major natural gas supplies in shale deposits across North America and around the world have caused the price of natural gas to decrease since the beginning of the year. As a result, the pricing gap between diesel and natural gas has widened substantially, creating an increasing demand for natural gas as an alternative transportation fuel.
     We believe there are three potential scenarios that would drive a significant transition from diesel fuel to natural gas as the primary fuel for medium- and heavy-duty vehicle applications. An oil shock (a sudden and drastic increase in the price of crude oil) has the potential to drive all major diesel-fueled fleets to adopt a readily available, significantly lower cost and easily scalable transportation fuel in natural gas. Additionally, a number of major natural gas suppliers have made announcements regarding their interest in building natural gas refueling infrastructure as a conduit to selling higher volumes of natural gas. If natural gas suppliers were to fill this crucial gap in the market, we believe a number of fleets would capitalize on the opportunity to switch to a domestically sourced, more stable priced transportation fuel. Lastly, we believe the passage of the NAT GAS Act in the United States would create compelling incentives for fleet operators to move from diesel to natural gas. We believe high demand for alternative fuels coupled with the established infrastructure for natural gas uniquely positions the market for diesel engines that run on natural gas for significant growth for the foreseeable future.
     In addition to the above scenarios, United States diesel emissions standards will become significantly stricter starting in 2010. One of the most significant changes is that NOx emissions are required to be reduced by a factor of six relative to current levels. Diesel engines running on natural gas emit less NOx than the cleanest standard diesel engine on the market today. As the demand for low-cost, environmentally friendly alternatives to diesel grows, natural gas, unlike other alternative fuel supplies, is already widely used and can be diverted to address this market with an adequate infrastructure, which is currently robust and is expected to grow to support future demand for natural gas applications.

Cost-advantaged, High Performance, Low-emission Technology
     Our products are designed for an engine to work with optimal performance attributes for the medium- and heavy-duty vehicle markets as compared to other options available. In addition to providing significant emissions improvements compared to diesel, our products are more economical for our customers through the use of lower cost natural gas. Our technologies are robust, scalable and adaptive to other gaseous fuels such as LPG and alternative renewable energy sources such as biogas or manufactured fuels, including hydrogen. Additionally, Westport HD for heavy-duty trucks offers class-leading emissions performance while maintaining diesel-equivalent horsepower, torque and fuel efficiency. Finally, our sub-5-liter engine offering, through Juniper, offers a compact engine package, higher torque and power, and enhanced acceleration compared to competing products. We believe our wide range of products is economical, clean, of high performance and robust.
Robust Intellectual Property
     Our global patent portfolio has been pivotal to our market-leading position relative to other potential market entrants. We are also registering trademarks to capture the goodwill that we are now generating through the commercialization of our products. Given the scope and longevity of our intellectual property assets, we expect these assets to be vital to supporting our position as a technology leader relative to emerging and future natural gas engine developers. In addition to protecting our competitive position in the market, our intellectual property also allows us to generate high margin revenue streams through licensing agreements. Westport and CWI have already realized the revenue opportunities with a licensing model through relationships with Cummins India Limited (“CIL”), Dongfeng Cummins Engine Company Ltd. and Cryostar. We are currently in discussions with several international partners to provide our technology under a licensing agreement. To continue to support our business objectives, we expect our intellectual property portfolio to expand as we file new patent and trademark applications each year to capture value generated by new technical advances and the goodwill that we create from further commercialization of gaseous-fueled engine technology and systems. As of December 1, 2009, we held 65 issued U.S. patents and two allowed U.S. patents, in addition to corresponding issued patents or pending patent applications in numerous other countries around the world.
Experienced Senior Management Team
     We have assembled a senior management team with the background and experience necessary to enhance our ability to accomplish our strategic objectives and advance the shift of global commercial transportation to gaseous fuels. Our management team members have backgrounds in engineering and physics, and experience with the transportation and energy industry and fuel technology development. A number of members of the management team, including our founder and chief executive officer, have been with us since the business was spun out of the University of British Columbia and were instrumental in commercializing our original technologies.
Our Business Strategies
     It is our belief that a growing number of customers value products that offer environmental advantages over conventional alternatives and that with higher oil prices, alternative fuels such as natural gas become increasingly attractive from a purely economic perspective. We further believe that natural gas provides the best near-term alternative fuel for transportation, as the technology and infrastructure for wide scale adoption already exists. Our objective is to enhance and protect our position as a leading provider of alternative technology fuel systems for diesel applications using gaseous fuels such as natural gas, LPG, biomethane or hydrogen both domestically and globally. In order to achieve this goal, we have focused our efforts on the following business strategies:
Continue to Partner with Leading Global OEMs to Scale Westport HD
     Westport HD has been in development since 1999, has undergone extensive testing and field trials in Canada, Australia and California, and in March 2007 began commercial delivery of its systems for heavy-duty trucks. Since launching the product in North America and Australia, we have sold 203 HD systems as of September 30, 2009. We have committed partners in Cummins, Weichai and Volvo for the development of heavy-duty engines that run on natural gas, which gives us access to every major target market for heavy-duty trucks in the world. We have also partnered with Kenworth, Kenworth Trucks (a division of PACCAR Australia), and Peterbilt, for line production of the Kenworth T800, the Kenworth Trucks T408SAR, K108, and T908, and the Peterbilt 386, 387, and 367 trucks equipped with our LNG fuel system and 15-liter GX engine. In addition to these strong partnerships that have been established over the last several years, we are continuing discussions with additional leading truck OEMs and engine suppliers to integrate our products into existing truck and engine configurations. Outside of trucks, we believe there are a number of larger engine applications (16-liter or greater) that would benefit from utilizing our Westport HD technologies, such as heavy construction vehicles, marine engines, mining trucks, railroad cars and large stationary power engines. We are currently in discussion with a number of leading engine providers and OEMs in these spaces and expect to broaden our product offering to these markets over time.
Accelerate Commercialization of Our Juniper Engines and Pursue Additional 2.0- and 2.4-Liter Engine Markets
     Juniper is currently in the final stages of development for its 2.0- and 2.4-liter industrial engines. Demand has been very strong for these products in the North American forklift markets, and we expect to see commercial revenue in fiscal 2011. While its initial plan was to focus primarily on the industrial forklift market, there has been strong interest for Juniper’s engines in a number of additional industrial engine markets globally. Based on Juniper’s conversations with potential customers in recent months, we expect the oilfield services, power generation, construction machinery, and agricultural machinery markets to present additional opportunities for potential sales in fiscal 2011. Furthermore, given the strong global automotive distribution platform of OMVL and its parent company, SIT La Precisa S.p.A. (“SIT”), Juniper is well positioned to pursue sales opportunities and scale its business in the automotive market. Pursuant to the Juniper shareholders’ agreement, we have the ability to make additional investments in Juniper which could result in Westport owning a majority of the equity of the joint venture and taking on the responsibility for additional capital contributions. We may or may not make these investments in the future.
Continue to Grow CWI Profitably
     Since 2004, CWI revenues, expressed in U.S. dollars to exclude foreign exchange distortions, have grown at 30% compounded annually from calendar year 2004 through calendar year 2008. We believe this is a result of providing a quality product for the natural gas market, providing superior customer service and an increasing number of customers around the world recognizing the advantages of natural gas as a transportation fuel. In addition to its existing engine offerings, CWI is currently exploring alternative engine platforms.
     While North America is a key end market, we believe there are significant opportunities for geographic expansion into Russia and South America, both of which have significant natural gas resources. Additionally, China and India, both large markets for CWI currently, are expected to continue migrating to natural gas as a transportation fuel and thus offer significant long-term growth. We anticipate increasing CWI penetration levels in both the bus fleet and refuse truck markets as the economic benefits of natural gas increase, in addition to the development of biogas, such as landfill gas, as an alternative fuel for vehicle applications. Additionally, we believe CWI will undergo adoption in new markets such as container port delivery trucks and yard hostlers. We anticipate continued demand for CWI engines given their performance and emissions characteristics, and their life-cycle cost advantages. We expect CWI’s operating leverage, mature technology and fixed cost fulfillment process to help improve CWI’s operating profitability.
Achieve Automotive-Scale Production by Adding New Channel Partners
     We plan to partner with the largest tier-one automotive component suppliers, allowing us to benefit from economies of scale and high supply chain reliability, thus driving down our cost structure and further enhancing product quality. To date, we have been focused on developing a strong supply chain by continuing to partner with leading suppliers to the medium- and heavy-duty truck industry. We cooperate on fuel delivery system development programs with a number of companies and are in discussions with a number of the world’s leading suppliers to develop complete solutions for our customers. As an example, in July 2006, we formed BWI to market and sell more cost-effective, custom-engineered CNG and LNG tanks for the transportation market. By partnering with BTIC, we were able to create reliable, robust and affordable products to help us better serve the heavy-duty vehicle market. Additionally, in 2006, we completed a License and Supply Agreement with Cryostar for the development, manufacture and supply of cryogenic LNG fuel pumps, based on our cryogenic technology.
Focus on Geographic Expansion by Penetrating Key Markets in Asia, Europe and Australia
     China is one of the world’s largest markets for all types of vehicles, and its heavy-duty truck (>16 tonnes) market is already approximately as large as those in Europe and North America. China’s vehicle production has more than doubled in the past five years, whereas production in Germany, Japan, and the United States is nearly flat or declining. Assuming that current trends continue, within five to 10 years, China could be both the world’s largest consumer and producer of motor vehicles.

     China is focused on moderating the impact of rapid urbanization and tremendous vehicle growth. In China, the demand for cleaner fuel with economic advantages over traditional fuels, such as natural gas, is increasing, with an estimated 400,000 natural gas vehicles already in China and over 1,000 filling stations to support them. CWI supplies customers in China with high-performance CNG bus engines. An additional focus for growth in Asia will be exports of our CWI engines through Chinese OEMs to other countries in Southeast Asia and South America. We also focus on promising markets in other parts of Asia, such as India. On October 15, 2008, CWI and CIL announced that the Delhi Transport Corporation had ordered 3,125 natural gas buses equipped with CWI’s B Gas Plus engines.
     European regulators have implemented some of the most aggressive responses to air quality issues and climate change concerns, and are concurrently promoting increased use of natural gas in vehicles. We believe the opportunities are strong in Europe’s transit, refuse, and urban truck markets. CWI engines are already being offered in vehicles produced by Renault Trucks SAS of France, and have also been sold for transit applications in Eastern Europe.
     Another region where we believe that market conditions are favorable for LNG trucks is Australia. In December 2008, we signed a collaborative agreement with PACCAR Australia to commercialize LNG Kenworth trucks for this market. A significant market driver in Australia is the availability of low-cost feed gas for LNG production that could provide strong financial incentives for heavy-duty trucking fleets, mines, and other high fuel use applications to operate with our LNG system-equipped engines. The high fuel requirements needed for long-haul fleet transportation in Australia position natural gas trucks to take meaningful market share from their higher operating cost diesel counterparts. The high fuel use of these fleets in many cases creates compelling payback scenarios to purchasers when they switch their fleets to run on natural gas.
Expand Our Product Offering by Adapting Our Technology for Multiple Alternative Fuel Uses
     Our products are built on an alternative fuel platform that leverages the abundant global supply of natural gas. Over the longer term, if alternative renewable energy sources such as biogas or manufactured fuels, including hydrogen, hydrogen-natural gas blends, and dimethyl ether, emerge as cost-competitive options, we expect our gaseous-fueled engine technologies, system and experience will position us to exploit such new low-carbon fuels as they emerge.

     In order to maintain technology leadership in the gaseous fuel combustion area, we are working to adapt our technology with hydrogen and other alternative fuels. We have been working with Ford Motor Company and Bayerische Motoren Werke AG on hydrogen injection technologies and products.
Recent Developments
     On November 16, 2009, we entered into an agreement with Volvo to become a Tier 1 Development Supplier for its heavy-duty natural gas engines and associated supply chain. We will supply our Westport HD technology and work together with the Gothenburg, Sweden engine manufacturer to qualify appropriate suppliers consistent with Volvo volume and quality expectations. The new natural gas engines are expected to meet future European emission requirements.
     On September 11, 2009, the SCAQMD Governing Board voted to approve funding for 448 natural gas-fueled (LNG and CNG) trucks to replace old diesel trucks serving the San Pedro Bay Ports. Subsequently, the Board agreed to approve funding for another 35 natural gas-fueled (LNG and CNG) trucks SCAQMD is administering the truck-funding program for the California Air Resources Board and the Ports. Funding for the program is provided by the Proposition 1B Program of the state of California and by the SCAQMD and the Ports. All of the trucks that have submitted applications for the funding are equipped with either the CWI ISL G or our Westport HD systems.
     On August 31, 2009, Peterbilt announced that it was taking immediate orders for the production of its vocational and aerodynamic vehicles powered by CNG and LNG. The Model 365 and Model 384 will be offered with the CWI ISL G and built at Peterbilt’s truck manufacturing facility in Denton, Texas.
     On August 26, 2009, we announced that the DOE’s Clean Cities program to reduce petroleum consumption in the transportation sector has awarded $300 million funding for 25 cost-share projects across the United States that will deploy more than 9,000 alternative fuel and energy efficient vehicles and build 542 new refueling stations. Based on the DOE’s announcement, funding for approximately 500 LNG trucks and 2,300 CNG vehicles, including refuse trucks and shuttle buses, was awarded.

The Offering

Common Shares offered by us.	• Common Shares.

Common Shares to be outstanding immediately after this Offering	• Common Shares.

Option to purchase additional Common Shares.	We have granted the Underwriters an option to purchase up to an additional • Common Shares.

Use of proceeds.	We expect to use the net proceeds from this Offering for Westport HD OEM development, working capital and for general corporate purposes. You should read the discussion under the heading “Use of Proceeds” in this Prospectus Supplement for more information.

Risk Factors.	You should carefully read and consider the information set forth in “Risk Factors” beginning on page S-19 of this Prospectus Supplement and page 7 of the accompanying Prospectus before investing in our Common Shares.

TSX symbol.	WPT

NASDAQ symbol.	WPRT
     The number of Common Shares to be offered by us and the number of Common Shares to be outstanding are based on the approximate number of Common Shares outstanding as of December 7, 2009. Unless we specifically state otherwise, the information in this Prospectus Supplement:
•	is based on the assumption that the Underwriters will not exercise the option to purchase additional Common Shares granted to them by us;
•	excludes 1,035,755 Common Shares reserved for issuance upon the exercise of options outstanding as of December 7, 2009 at a weighted average exercise price of $7.35 per Common Share;
•	excludes 1,195,313 Common Shares reserved for issuance upon the exercise of performance share units outstanding as of December 7, 2009; and
•	excludes 1,608,160 Common Shares reserved for issuance upon the exercise of warrants outstanding as of December 7, 2009 at a weighted average exercise price of $14.68 per Common Share.

Summary Consolidated Financial Data
     Except for “Units shipped”, the following selected consolidated financial data are derived from our audited consolidated annual balance sheets as of March 31, 2009 and 2008, our audited consolidated annual statements of operations and cash flows for the years ended March 31, 2009, 2008 and 2007, our unaudited consolidated interim balance sheet as of September 30, 2009 and our unaudited interim consolidated statements of operations and cash flows for the six months ended September 30, 2009 and 2008, respectively, incorporated by reference in the Prospectus. Balance sheet items as of March 31, 2007 and September 30, 2008 are derived from our audited consolidated annual balance sheet as of March 31, 2007 and our unaudited consolidated interim balance sheet as of September 30, 2008, respectively. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements. In the opinion of management, our unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations for such periods. Operating results for the six months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ending March 31, 2010 or any other future period. This information is only a summary and should be read together with our consolidated financial statements and the related notes and other financial information, as well as the Annual MD&A and the Q2 MD&A incorporated by reference in the Prospectus.
     Our audited consolidated annual financial statements and unaudited consolidated interim financial statements have been prepared in Canadian dollars in accordance with Canadian GAAP. Our historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	Fiscal Year Ended March 31,			Six Months Ended September 30,
	2009	2008	2007	2009	2008
(expressed in thousands of Canadian dollars, except for units shipped, per share amounts and shares outstanding)
	(audited)			(unaudited)
Units shipped	4,038	2,720	2,001	1,675	2,538
Total revenue	$121,837	$71,536	$60,480	$56,614	$64,521
Gross margin	30,817	22,513	22,099	14,388	17,566
Gross margin %	25%	31%	37%	25%	27%
Net loss	(24,425)	(10,315)	(11,307)	(18,173)	(2,788)
Net loss per share — basic and	(0.81)	(0.41)	(0.53)	(0.56)	(0.10)
diluted(1)(2)
Weighted average shares outstanding(2)	30,268,947	25,167,966	21,478,521	32,203,424	28,512,672
Cash and short-term investments	82,619	22,762	23,081	57,661	96,830
Total assets	135,504	78,940	59,633	109,837	147,672
Long-term financial liabilities(3)	28,543	5,762	22,648	27,909	19,692
Cash used in operations before changes in	(25,625)	(17,594)	(11,325)	(14,001)	(6,495)
non-cash working capital(4)
CWI income for the year after taxes	7,832	11,632	12,114	3,404	6,034
Joint venture partner’s share of CWI income	3,916	5,816	6,057	1,702	3,017
Notes:

(1)	Fully diluted loss per share is not materially different as the effect of exercise of stock options, warrants and performance share units would be anti-dilutive.

(2)	Adjusted for three-and-one-half-to-one (3.5:1) share consolidation of our Common Shares on July 21, 2008.

(3)	Excluding current portions of warranty liability and long-term debt obligations, and joint venture partners’ share of net assets of joint ventures.

(4)	See “Non-GAAP Measures” in the Annual MD&A and the Q2 MD&A for a reconciliation to cash flows from operations.

RISK FACTORS
     An investment in the Common Shares is speculative and involves a high degree of risk. In addition to the other information contained in this Prospectus Supplement, in the Prospectus and in the documents incorporated by reference into the Prospectus, you should carefully consider the risk factor set forth below, as well as the risk factors referenced under the heading “Risk Factors”, which begins on page 7 of the accompanying Prospectus.
We could be adversely affected by risks associated with acquisitions.
     We may in the future seek to expand our business through acquisitions. Any such acquisitions will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions involve a number of risks, including: (i) the possibility that we, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key personnel of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.
We could be adversely affected by the operations of our joint ventures and joint venture partners.
     We operate in many parts of the world that have experienced social unrest, political and economic instability and resulting governmental corruption. While we have policies in place to ensure adequate monitoring of our activities and compliance with Canadian, United States and local laws and regulations in the countries in which we operate, we also operate, and intend to operate in the future, through various joint venture arrangements. Our level of control over joint venture operations may be restricted or shared, and we may be unable to control the actions of joint venture partners or their employees. Despite our policies mandating compliance with Canadian, United States and local laws, we cannot assure you that our internal control policies and procedures always will protect us from reckless or negligent acts committed by our joint ventures or their employees or agents. Such employees or agents of the joint venture or joint venture partners may undertake actions that would result in a violation of law, including but not limited to, tax laws, customs laws, environmental laws, labor laws, permitting laws and regulations, industry laws or international anti-corruption and anti-bribery laws, including Canadian anti-corruption laws and the U.S. Foreign Corrupt Practices Act. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our business and operations.
Some of our foreign subsidiaries may do business in countries subject to U.S. sanctions and embargoes, and we have limited managerial oversight over those activities.
     In the future, some of our foreign subsidiaries or joint ventures may sell our products to customers in countries that are currently subject to sanctions and embargoes imposed by the U.S. and Canadian governments and the United Nations. Although these sanctions and embargoes do not prohibit our foreign subsidiaries and joint ventures from selling products and providing services in these countries, they do prohibit us and our domestic subsidiaries and joint ventures, as well as employees of our foreign subsidiaries and joint ventures who are U.S. or Canadian citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries.
     The constraints on our ability to have U.S. or Canadian persons, including our senior management, provide managerial oversight and supervision over sales in embargoed countries may negatively affect the financial or operating performance of such business activities. Further, failure to comply with U.S. and Canadian laws in our foreign operations could result in material fines and penalties, damage to our reputation and a reduction in the value of our Common Shares.

USE OF PROCEEDS
     The net proceeds to us from the sale of our Common Shares in this Offering will be approximately U.S.$   •    million, or approximately U.S.$   •    million if the Underwriters’ option to purchase additional Common Shares is exercised in full, after deducting estimated underwriting discounts and commissions and estimated expenses of the Offering.
     The net proceeds of the Offering will be used by us to further our business objectives of developing new global OEM and supply arrangements, profitably growing CWI and developing new technologies. We expect to use the net proceeds from this Offering approximately as follows:
•	$20 million to $25 million on development of at least one new OEM engine platform for our Westport HD system;
•	$5 million to $10 million to support working capital requirements, primarily funding inventory and seeking and developing alternative suppliers; and
•	the balance for general corporate purposes, including market creation activities, potential acquisitions of businesses, technologies or other assets, debt repayments, general and administrative expenses, supply chain development, and capital expenditures including new facilities and equipment.
     We will have significant discretion in the use of any net proceeds. We may invest the net proceeds temporarily until we use them for their stated purpose. The ultimate use of the proceeds of this Offering will depend on the performance of our existing joint ventures, the pace of development of markets for our products, our ability to negotiate supply arrangements, our engineering abilities, the emergence of technical issues in relation to our products in the future and any other unforeseen developments in relation to our markets or to our products. We have incurred substantial losses since our inception in 1996, and continue to incur losses and experience negative cash flows. We cannot predict the future amount of such negative operating cash flows, nor can we predict whether we will be able to generate positive operating cash flows in the future. We may, therefore, use all or a portion of the net proceeds of this Offering to fund negative operating cash flows to the extent we are required or believe it is in our interest to do so. See “Risk Factors — Risks Related to Our Business — We have incurred and continue to incur losses” in the accompanying Prospectus.
PRIOR SALES
     The following description of securities issuances contains information with respect to all issuances of our securities during the 12-month period prior to the date of this Prospectus Supplement.
     We have issued the following Common Shares during the 12-month period prior to the date of this Prospectus Supplement:

	Price per Common Share(1)
Date	($)	Number of Common Shares(2)
January 29, 2009	4.45	1,900
February 6, 2009	5.29	239
April 1, 2009	4.27	952
June 3, 2009	5.29	1,363
June 5, 2009	3.22	310
June 5, 2009	3.68	7,142
June 6, 2009	4.45	7,142
June 11, 2009	5.99	846
June 11, 2009	5.29	4,000

	Price per Common Share(1)
Date	($)	Number of Common Shares(2)
June 12, 2009	6.30	7,885
June 25, 2009	3.22	2,857
June 25, 2009	4.27	7,142
July 16, 2009	4.59	500
July 17, 2009	5.29	571
July 21, 2009	5.29	1,627
August 21, 2009	5.29	2,000
August 24, 2009	7.91	124,497	(3)
August 24, 2009	5.29	112,925	(3)
August 24, 2009	14.90	4,186	(3)
August 24, 2009	6.51	1,957	(3)
August 24, 2009	3.68	9,524	(3)
August 25, 2009	5.29	48,893	(3)
August 25, 2009	5.29	1,820
August 25, 2009	3.68	91,366	(3)
August 25, 2009	14.90	519	(3)
August 26, 2009	6.51	1,098	(3)
August 26, 2009	3.68	58,576	(3)
August 26, 2009	6.51	1,647	(3)
August 28, 2009	14.90	417	(3)
August 28, 2009	3.68	84,774	(3)
August 28, 2009	6.51	29,087	(3)
August 28, 2009	14.90	16,666	(3)
August 28, 2009	5.29	15,376
August 28, 2009	4.73	1,428
August 31, 2009	6.69	5,714
August 31, 2009	5.29	12,812
August 31, 2009	5.25	502
August 31, 2009	7.77	1,251
August 31, 2009	4.80	11,428	(3)
September 1, 2009	6.30	19,714
September 1, 2009	6.90	18,405
September 3, 2009	6.90	13,549
September 3, 2009	5.25	1,666
September 3, 2009	6.30	3,571
September 4, 2009	4.27	2,441
September 4, 2009	5.25	466
September 4, 2009	5.29	1,472

	Price per Common Share(1)
Date	($)	Number of Common Shares(2)
September 4, 2009	14.90	2,975	(3)
September 9, 2009	5.29	1,743
September 10, 2009	5.29	1,500
September 24, 2009	5.29	993
September 28, 2009	5.29	2,200
September 28, 2009	14.90	920	(3)
September 28, 2009	9.77	1,904
September 29, 2009	5.29	2,712
September 29, 2009	5.25	4,086
September 29, 2009	4.27	476
September 29, 2009	11.55	1,516
September 30, 2009	9.10	678
September 30, 2009	5.29	800
October 7, 2009	5.29	1,840
October 27, 2009	4.41	1,428
November 16, 2009	5.29	1,000
November 25, 2009	5.25	1,047
November 25, 2009	5.29	953
December 2, 2009	5.29	5,000
Notes:

(1)	Common Shares issued upon exercise of performance share units have no exercise price. The price per Common Share set forth in the above table is the fair value per Common Share as of the grant date.

(2)	Unless otherwise noted, all Common Shares were issued upon exercise of stock options granted under the Westport stock option plan.

(3)	Common Shares issued upon exercise of units granted under the Westport performance share unit plan, as amended.
     We have, during the last 12 months, granted the following options pursuant to our existing Stock Option Plan and Performance Share Units pursuant to our Performance Share Unit Plan:

Option-based Awards			Share-based Awards
	Number of				Per Share market
	securities				value of shares
	underlying				underlying units
	granted	Option exercise		Number of units	at time of unit
	options	price		granted	issuance
Date	(#)	($)	Date	(#)	($)
August 10, 2009	132,262	9.10	August 10, 2009	105,084	9.10

MARKET FOR SECURITIES
     Our outstanding Common Shares are listed and posted for trading on the TSX under the trading symbol “WPT” and on NASDAQ under the trading symbol “WPRT”. The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the TSX and NASDAQ for the periods indicated.

	Toronto Stock Exchange				NASDAQ Global Market
	High	Low	Close	Volume	High	Low	Close	Volume
	($)	($)	($)	(Shares)	(U.S.$)	(U.S.$)	(U.S.$)	(Shares)
Period

2008
December	6.41	4.51	6.25	1,285,329	5.45	3.52	5.10	1,254,758

2009
January	7.74	6.01	6.50	789,725	6.55	4.77	5.27	845,592
February	7.18	4.62	5.20	853,258	5.83	3.60	4.05	885,763
March	6.75	3.89	6.30	750,430	5.51	3.01	4.99	1,125,488
April	7.40	5.08	6.00	1,229,779	6.00	4.18	5.04	2,446,298
May	6.69	5.25	6.34	1,625,944	6.00	4.47	5.83	2,520,207
June	10.23	6.27	9.39	2,572,701	9.09	5.75	8.09	5,175,574
July	10.93	8.77	9.70	1,522,710	9.90	7.62	8.97	3,726,433
August	11.66	7.82	10.96	2,590,127	10.76	7.05	10.07	6,929,925
September	14.49	10.70	13.60	2,132,695	13.32	9.67	12.70	7,613,045
October	13.60	9.95	10.70	1,662,610	12.89	9.23	9.78	4,599,014
November	13.45	10.37	12.75	1,431,944	12.74	9.77	12.21	4,943,099
December (to December 7)	13.70	12.71	12.90	280,607	13.16	12.06	12.16	958,804

CONSOLIDATED CAPITALIZATION
     The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2009 on an actual basis and on an as adjusted basis to give effect to the sale of our Common Shares in this Offering and the receipt of the net proceeds therefrom at a public offering price of U.S.$   •    per Common Share. This table should be read in conjunction with “Selected Consolidated Financial Data” included elsewhere in this Prospectus Supplement and the Q2 MD&A and our consolidated financial statements and the related notes incorporated by reference into the Prospectus.

	As of September 30, 2009
	Actual	As Adjusted
	(dollars in thousands)
	$57,661
Cash, cash equivalents, and short-term investments		$	•

	5,209

Debt:
Notes payable
9% unsecured subordinated debentures(1)	$11,985		$11,985
Demand installment loan	3,969		3,969
Short-term debt	257		257
Capital lease obligation	387		387

Total debt	16,598		•

Shareholders’ equity:
Common Shares	$316,743	$	•
	(32,805,072 Common Shares)	( • Common Shares)
Preferred Shares	Nil	Nil
Other equity instruments	9,983		9,983
Additional paid-in capital	5,450		5,450
Deficit	(290,058)		(290,058)
Accumulated other comprehensive income	2,580		2,580

Total shareholders’ equity	$44,698	$	•

Total capitalization	$61,296	$	•

Note:

(1)	The debentures were issued pursuant to a public offering of debenture units that was completed on July 3, 2008, and mature on July 3, 2011.
UNDERWRITING
     Under the terms and subject to the conditions contained in an underwriting agreement dated December • , 2009, the Underwriters named below, for whom Jefferies & Company, Inc. is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, the number of Common Shares indicated below:

Name	Number of Shares
Jefferies & Company, Inc.	•
Lazard Capital Markets LLC	•
ThinkEquity LLC	•
Craig-Hallum Capital Group LLC	•
Dundee Securities Corporation.	•

     The Underwriters are offering the Common Shares subject to their acceptance of the Common Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Shares offered by this Prospectus Supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Common Shares if any such shares are taken. However, the Underwriters are not required to take or pay for the Common Shares covered by the Underwriters’ option to purchase additional Common Shares described below. The obligations of the Underwriters under the underwriting agreement may be terminated at the discretion of the representative of the Underwriters on the basis of its assessment of the effect that certain changes in the United States’ or international political, financial or economic conditions may have on the market for the Common Shares. The obligations of the Underwriters may also be terminated upon the occurrence of certain stated events. The price per Common Share pursuant to the Offering has been determined by negotiation between the Company and the Underwriter.
     The Offering is being made concurrently in the United States and Canada pursuant to the MJDS. The Common Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective United States or Canadian broker-dealer affiliates or agents, as applicable. No securities will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available. Subject to applicable law, the Underwriters may offer the Common Shares outside of the United States and Canada.
     The offering price of the Common Shares for investors in the United States will be payable in U.S. dollars and the offering price of the Common Shares for investors in Canada will be payable in Canadian dollars, unless the Underwriters otherwise agree. All of the proceeds of the Offering will be paid to us by the Underwriters in U.S. dollars based on the U.S. dollar offering price.
Option to Purchase Additional Shares
     We have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to an aggregate of    •    additional Common Shares at the public offering price set forth on the cover page of this Prospectus Supplement, less underwriting discounts and commissions. If the Underwriters exercise this option, each Underwriter will be obligated, subject to some conditions, to purchase a number of additional Common Shares proportionate to that Underwriter’s initial purchase commitment as indicated in the table above.
Commission and Expenses
     The Underwriters have advised us that they propose to offer the Common Shares to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at that price less a concession not in excess of U.S.$   •    per share. The Underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of U.S.$   •    per share to certain brokers and dealers. After the Offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this Prospectus Supplement. The Common Shares are offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The Underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of Common Shares offered by them.
     For purposes of the Offering in Canada, if all of the Common Shares have not been sold after the Canadian Underwriter has made a reasonable effort to sell the Common Shares at the initial offering price disclosed in this Prospectus Supplement, the Canadian Underwriter may from time to time decrease or change the offering price and the other selling terms provided that the price for the Common Shares shall not exceed the initial offering price and further provided that the compensation that is realized by the Canadian Underwriter will be decreased by the amount that the aggregate price paid by the purchasers for the Common Shares is less than the gross proceeds paid by the Canadian Underwriter to us.
     The following table shows the public offering price, the underwriting discounts and commissions payable to the Underwriters by us and the proceeds, before expenses, to us. Such amounts are shown assuming both no exercise and full exercise of the Underwriters’ option to purchase additional Common Shares.

	Per Share		Total
	Without	With	Without	Without
	Underwriters'	Underwriters'	Underwriters'	Underwriters'
	Option	Option	Option	Option
Public offering price	U.S.$ •	U.S. •	U.S.$ •	U.S.$ •
Underwriting discounts and commissions paid by us	U.S.$ •	U.S.$ •	U.S.$ •	U.S.$ •
Proceeds to us, before expenses	U.S.$ •	U.S.$ •	U.S.$ •	U.S.$ •
Indemnification
     We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation, or to contribute to payments that the Underwriters may be required to make in respect of those liabilities.
Lock-up Agreements
     We and our directors and certain of our officers have agreed, subject to specified exceptions, not to directly or indirectly:
•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the U.S. Exchange Act, or
•	otherwise dispose of any Common Shares, options or warrants to acquire Common Shares, or securities exchangeable or exercisable for or convertible into Common Shares currently or hereafter owned either of record or beneficially, or
•	publicly announce an intention to do any of the foregoing for a period of 90 days after the date of this Prospectus Supplement without the prior written consent of Jefferies & Company, Inc., provided, however, that, after the 60th day following the date of this Prospectus Supplement, our directors and certain of our officers subject to this restriction will be permitted to sell or otherwise transfer up to 100,000 Common Shares in the aggregate.
     This restriction terminates after the close of trading of the Common Shares on the 90th day after the date of this Prospectus Supplement. However, subject to certain exceptions, in the event that either (i) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or we become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 90-day restricted period, then in either case the expiration of the 90-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or material event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such an extension.
     Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the 90-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the Underwriters and any of our shareholders who will execute a lock-up agreement providing consent to the sale of Common Shares prior to the expiration of the lock-up period.
Listing
     Our outstanding Common Shares are listed and posted for trading on the TSX under the trading symbol “WPT” and on NASDAQ under the trading symbol “WPRT”. We have applied to the TSX for the additional listing of the Common Shares offered by this Prospectus Supplement. Listing on the TSX will be subject to our fulfillment of all of the listing requirements of the TSX. The Common Shares offered by this Prospectus Supplement will be listed on NASDAQ.

Electronic Distribution
     A Prospectus Supplement and Prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the Underwriters of the Offering, or by their affiliates. Other than the Prospectus Supplement and Prospectus in electronic format, the information on any Underwriter’s website and any information contained in any other website maintained by an Underwriter is not part of the Prospectus Supplement or Prospectus or the registration statement of which this Prospectus Supplement and Prospectus forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as underwriter and should not be relied upon by investors.
Price Stabilization, Short Positions and Penalty Bids
     Until the distribution of the Common Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares. However, the representative may engage in transactions that stabilize the market price of the Common Shares, such as bids or purchases to peg, fix or maintain that price so long as stabilizing transactions do not exceed a specified maximum.
     Pursuant to rules of the Ontario Securities Commission and the Universal Market Integrity Rules for Canadian Marketplaces, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares except in accordance with certain permitted transactions, including market stabilization and passive market making activities. In connection with the sale of our Common Shares, the Underwriters may sell more Common Shares than they are required to purchase in this Offering or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market.
     In connection with this Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise make short sales of Common Shares and may purchase Common Shares on the open market to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in this Offering. “Covered” short sales are sales made in an amount not greater than the Underwriters’ option to purchase additional Common Shares in this Offering. The Underwriters may close out any covered short position by either exercising their option to purchase additional Common Shares or purchasing Common Shares in the open market. In determining the source of Common Shares to close out the covered short position, the Underwriters will consider, among other things, the price of Common Shares available for purchase in the open market as compared to the price at which they may purchase Common Shares through the option to purchase additional Common Shares. “Naked” short sales are sales in excess of the option to purchase additional Common Shares. The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market after pricing that could adversely affect investors who purchase in this Offering. A “stabilizing bid” is a bid for or the purchase of Common Shares on behalf of an Underwriter in the open market prior to the completion of this Offering for the purpose of fixing or maintaining the price of the Common Shares. A “syndicate covering transaction” is the bid for or purchase of Common Shares on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the Offering.
     Similar to other purchase transactions, the Underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Common Shares or preventing or retarding a decline in the market price of our Common Shares. As a result, the price of our Common Shares may be higher than the price that might otherwise exist in the open market.
     The representative may also impose a “penalty bid” on Underwriters. A “penalty bid” is an arrangement permitting the representative to reclaim the selling concession otherwise accruing to the Underwriters in connection with this Offering if the Common Shares originally sold by the Underwriters are purchased by the Underwriters in a syndicate covering transaction and have therefore not been effectively placed by the Underwriters. The imposition of a penalty bid may also affect the price of the Common Shares in that it discourages resales of those Common Shares.
     In connection with this Offering, the Underwriters may also engage in passive market making transactions in Common Shares on NASDAQ in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our Common Shares in this Offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.
     Neither we, nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of Common Shares. In addition, neither we nor any of the Underwriters makes any representation that the representative will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Affiliations
     The Underwriters and their affiliates have provided, or may in the future provide, various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees. In the course of their businesses, the Underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the Underwriters and their affiliates may at any time hold long or short positions in such securities or loans.
     Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.
CERTAIN INCOME TAX CONSIDERATIONS
Certain Canadian Federal Income Tax Considerations
     In the opinion of Bennett Jones LLP, Canadian counsel to Westport, and McCarthy Tétrault LLP, Canadian counsel to the Underwriters, the following summary fairly describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable at the date hereof to a purchaser who acquires Common Shares pursuant to the Offering. This summary is applicable only to a purchaser who, at all relevant times, (i) deals with us and the Underwriters at arm’s length, (ii) is not affiliated with them or us, and (iii) holds his, her or its Common Shares as capital property (a “Holder”), all within the meaning of the Tax Act. Common Shares will generally be considered to be capital property to a purchaser provided the purchaser does not hold the shares in the course of carrying on a business of trading or dealing in securities and has not acquired those shares in a transaction considered to be an adventure in the nature of trade.
     This summary does not apply to a purchaser (i) that is a specified financial institution, (ii) that is a financial institution for purposes of the mark-to-market rules under the Tax Act, (iii) an interest in which is a tax shelter investment, (iv) that has elected under the Tax Act to determine his, her or its Canadian tax results in a currency other than Canadian currency, or (v) that holds at any relevant time Common Shares acquired upon the exercise of rights to acquire such shares received in respect of, in the course of, or by virtue of employment with Westport or any corporation or mutual fund trust not dealing at arm’s length with Westport, all within the meaning of the Tax Act. Such a holder should consult his, her or its own tax advisors with respect to the purchase of Common Shares pursuant to this Offering. In addition, this summary does not address the deductibility of interest incurred by a Holder who has borrowed money to acquire Common Shares pursuant to this Offering.
     This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “U.S. Treaty”), all specific proposals to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof and the proposed amendments to the U.S. Treaty (such proposed amendments are collectively referred to as the “Proposed Amendments”) and counsels’ understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency. This summary assumes that the Proposed Amendments will be enacted in the form proposed and does not take into account or anticipate any other changes in law or administrative policy, whether by way of judicial, legislative or governmental decision or action, nor does it take into account provincial, territorial or non-Canadian tax legislation or considerations, which may differ significantly from the tax considerations discussed in this summary. No assurance can be given that the Proposed Amendments will be enacted in the form proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed in this summary.
     This summary is of a general nature and is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares. The tax consequences of acquiring, holding and disposing of Common Shares will vary according to the status of the purchaser, the jurisdiction in which the purchaser resides or carries on business, and the purchaser’s own particular circumstances. This summary is not intended to constitute legal or tax advice to any particular purchaser. Prospective purchasers should obtain independent advice from their own tax advisers regarding the tax considerations applicable to investing in Common Shares based on their own particular circumstances.
     For the purposes of the Tax Act, all amounts relating to the acquisition, holding and disposition of the Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in United States dollars must be converted into Canadian dollars using the

Bank of Canada noon rate on the day of which the amount first arose or such other rate of exchange as is acceptable to the Minister of National Revenue.
Taxation of Resident Holders
     This portion of the summary is applicable to Holders who, at all relevant times, are resident in Canada within the meaning of the Tax Act (“Resident Holders”).
     Certain Resident Holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have the Common Shares and every other Canadian security (as defined in the Tax Act) owned by them in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders contemplating such an election should consult their own tax advisors for advice as to whether an election under subsection 39(4) is available and advisable in their particular circumstances.
     In the case of a Resident Holder who is an individual (other than certain trusts), any dividends received or deemed to be received on the Common Shares will be included in computing the individual’s income and will be subject to the gross-up and dividend tax credit normally applicable to taxable dividends paid by taxable Canadian corporations. Provided that appropriate designations are made by us at the time a dividend is paid, such dividend will be treated as an eligible dividend for the purposes of the Tax Act and a Resident Holder will be entitled to an enhanced gross up and dividend tax credit in respect of such dividend. There may be limitations on our ability to designate dividends as eligible dividends. Taxable dividends received by an individual (including certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.
     In the case of a Resident Holder that is a corporation, any dividends received or deemed to be received on the Common Shares will be included in computing the corporation’s income and will generally be deductible in computing its taxable income to the extent and in the circumstances provided in the Tax Act. A Resident Holder that is a private corporation as defined in the Tax Act or a corporation that is controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals may be liable to pay a refundable tax of 33 1/3% of the dividends received on the Common Shares to the extent that such dividends are deductible in computing the corporation’s taxable income.
     A Resident Holder who disposes of, or is deemed to have disposed of, a Common Share (other than, in certain cases, a disposition or deemed disposition to us) will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share exceed (or are exceeded by) the adjusted cost base of the Common Share and any reasonable costs of disposition. In computing the adjusted cost base of a Common Share the acquisition cost of all Common Shares held as capital property must be averaged.
     Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year may be deducted from taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains for that year may be carried back three years or forward indefinitely, in the circumstances and to the extent provided by the Tax Act. The amount of any capital loss realized by a Resident Holder that is a corporation on a disposition or deemed disposition of Common Shares may be reduced by the amount of dividends previously received or deemed to be received thereon, to the extent and under the circumstances prescribed in the Tax Act. Analogous rules apply where a Resident Holder that is a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Common Shares.
     A Resident Holder that throughout a relevant taxation year is a Canadian-controlled private corporation, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax.
Taxation of Non-Resident Holders
     This portion of the summary is applicable to Holders who, at all relevant times, are not resident in Canada within the meaning of the Tax Act and who do not use or hold, and are not deemed to use or hold, the Common

Shares in connection with carrying on business in Canada (“Non-Resident Holders”), other than insurers who carry on business in Canada and elsewhere.
     Amounts paid or credited to a Non-Resident Holder as dividends or deemed dividends on the Common Shares are subject to withholding tax at a rate of 25%, subject to reduction of such rate under an applicable tax treaty. The rate of withholding tax on dividends is generally reduced to 15% under the U.S. Treaty if the beneficial owner of the dividends is resident in the United States for purposes of the U.S. Treaty. Pursuant to the U.S. Treaty, treaty benefits will be restricted to those persons who meet the requirements of its limitation of benefits article.
     A Non-Resident Holder will generally not be subject to tax on a capital gain realized on the disposition of a Common Share unless, at the time of disposition, the Common Share constitutes taxable Canadian property to the Holder. If the Common Share is listed on a designated stock exchange (which includes the TSX) at the time it is disposed of, it will generally not constitute taxable Canadian property to a Non-Resident Holder unless, at that time or within the prior 60 months, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons, owned 25% or more of the issued shares of any class or series of our capital stock or the Common Share is otherwise deemed to be taxable Canadian property.
     If a Common Share constitutes, or is deemed to constitute, taxable Canadian property, a Non-Resident Holder who disposes of a Common Share will generally be subject to the same tax consequences as a Resident Holder who disposes of Common Shares. However, no tax under the Tax Act will generally be payable on a capital gain realized on the disposition of such shares if the Non-Resident Holder is entitled to the benefit of the relieving provisions of a tax treaty between Canada and the Non-Resident Holder’s country of residence. Under the U.S. Treaty, a disposition of Common Shares by a U.S. resident (other than certain former residents of Canada who owned such shares at the time they ceased to be resident in Canada) will generally not be subject to Canadian capital gains tax provided that, at the time of disposition, the value of such shares is not derived principally from real property situated in Canada, within the meaning of the Treaty, and subject to the limitation of benefits article described above.
Certain U.S. Federal Income Tax Considerations
     The following is a summary of certain anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to the Offering. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of Common Shares. This summary applies only to U.S. Holders that hold Common Shares as “capital assets” (generally, property held for investment) within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code”). In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.
     No ruling from the U.S. Internal Revenue Service (the “IRS”), has been requested, or is expected to be obtained, regarding the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, or disposition of the Common Shares. Because the authorities on which this summary is based are subject to various interpretations, the IRS could successfully challenge one or more of the positions take in this summary.
Scope of this Summary
Authorities
     This summary is based on the Code, Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the U.S. Treaty, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.
U.S. Holders
     For purposes of this summary, a “U.S. Holder” is a beneficial owner of Common Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.
Non-U.S. Holders
     For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of the acquisition, ownership, and disposition of Common Shares.
U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
     This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; (i) U.S. expatriates or former long-term residents of the United States; and (j) U.S. Holders that own (directly, indirectly, or by attribution) 10% or more, by voting power or value, of the outstanding shares of the Corporation. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.
     If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.
Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed
     This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of Common Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares
Distributions on Common Shares
     General Taxation of Distributions
     A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares (therefore reducing the U.S. Holder’s tax basis in the Common Shares) and, (b) thereafter, as gain from the sale or exchange of such Common Shares. (See more detailed discussion at “Disposition of Common Shares” below). The U.S. federal income tax consequences described in the immediately preceding sentence applies whether or not such distributions are treated as a return of capital for non-tax purposes. The amount of any distribution other than cash will be the fair market value of such property on the date of the distribution by the Corporation. U.S. Holders of the Common Shares that are corporations generally will not be entitled to claim a “dividends received deduction” with respect to Dividends paid on the Common Shares.
     Reduced Tax Rates for Certain Dividends
     For taxable years beginning before January 1, 2011, a dividend paid by the Corporation generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Corporation is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.” The Corporation generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Corporation is eligible for the benefits of the U.S. Treaty, or (b) the Common Shares are readily tradable on an established securities market in the U.S. However, even if the Corporation satisfies one or more of such requirements, the Corporation will not be treated as a QFC if the Corporation is a “passive foreign investment corporation” or PFIC (as defined below) for the taxable year during which the Corporation pays a dividend or for the preceding taxable year.
     If the Corporation is not a QFC, a dividend paid by the Corporation to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.
     Distributions Paid in Foreign Currency
     The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).
Disposition of Common Shares
     A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules unless such U.S. Holder makes an election under the Code to treat any such gain as foreign source. (See more detailed discussion at “Foreign Tax Credit” below).

     Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.
     In certain circumstances, amounts received by a U.S. Holder upon the redemption of Common Shares may be treated as a distribution with respect to Common Shares, rather than as a payment in exchange for Common Shares that results in a the recognition of capital gain or loss, as described above. In these circumstances, the redemption payment would be included in gross income as a dividend to the extent that such payment is made out of the Corporation’s “earnings and profits” (for a discussion regarding the U.S. federal income tax treatment of distributions with respect to Common Shares, see “Distributions on Common Shares” above). The determination of whether a redemption of Common Shares will be treated as a distribution with respect to Common Shares rather than as a payment in exchange for Common Shares, will depend on whether and to what extent the redemption reduces the U.S. Holder’s percentage ownership in the Corporation. The rules applicable to redemptions are complex, and each U.S. Holder should consult its own financial advisor, legal counsel or accountant to determine whether in the U.S. Holder’s own particular case a redemption of Common Shares will be treated as a distribution with respect to Common Shares or as a payment in exchange for the Common Shares.
Foreign Tax Credit
     A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.
     Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by the Corporation generally will constitute “foreign source” income and generally will be categorized as “passive category income.” The foreign tax credit rules are extremely complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.
Information Reporting; Backup Withholding Tax
     Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.
Passive Foreign Investment Company (“PFIC”)
     If the Corporation is a PFIC in any taxable year during which a U.S. Holder owns Common Shares, special, and generally unfavorable, rules will be applicable to such U.S. Holder, some of which could impact the consequences described above. Based in part on current operations and financial projections, the Corporation does not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. However, the determination of whether or not the Corporation is a PFIC is made on an annual basis and is based on the types of income the Corporation earns and the types and value of the Corporation’s assets from time to time, all of which are subject to change. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Furthermore, whether the Corporation will be a PFIC for the current taxable year and each subsequent taxable year depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Prospectus Supplement. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Corporation concerning its PFIC status or that the Corporation will not be a PFIC for any taxable year. The PFIC rules are extremely complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules.
LEGAL MATTERS
     Certain legal matters relating to the Offering and to the Common Shares to be distributed pursuant to this Prospectus Supplement will be reviewed on our behalf by Bennett Jones LLP and Dorsey & Whitney LLP and on behalf of the Underwriters by McCarthy Tétrault LLP and Jones Day.
     As at the date hereof, the partners and associates of Bennett Jones LLP and McCarthy Tétrault LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding Common Shares. W. Chipman Johnston, our corporate secretary, is a partner of Bennett Jones LLP.
AUDITORS, TRANSFER AGENT AND REGISTRAR
     Our auditors are KPMG LLP, Chartered Accountants, 900 – 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K3. Our financial statements as at March 31, 2009 and 2008 incorporated by reference into the Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report dated May 14, 2009 which is also incorporated by reference therein, and are incorporated in the Prospectus in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. KPMG LLP are independent of us pursuant to the rules of professional conduct applicable to auditors in all provinces of Canada and independent within the meaning of the U.S. Exchange Act, as amended.
     The transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada at its principal offices in the cities of Vancouver, British Columbia, Calgary, Alberta and Toronto, Ontario.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
     In addition to the documents specified in the Prospectus under “Documents Filed as Part of the Registration Statement”, the documents referred to under “Documents Incorporated by Reference” in this Prospectus Supplement and the Underwriting Agreement have been or will be filed with the SEC as part of the registration statement to which this Prospectus Supplement and the Prospectus relate. Additionally, we hereby incorporate by reference into our Registration Statement on Form F-10 (333-160709) our Foreign Report on Form 6-K dated November 13, 2009, as filed with the SEC on November 17, 2009, relating to our unaudited consolidated financial statements as at September 30, 2009, together with notes thereto and our management’s discussion and analysis of financial condition and results of operations dated November 6, 2009, for the three and six months ended September 30, 2009 and 2008.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Director, Investor Relations of Westport Innovations Inc. at 101 — 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, telephone (604) 718-8321 and are also available electronically at www.sedar.com. See “Documents Incorporated by Reference”.
Short Form Prospectus

New Issue	July 28, 2009
Cdn. $200,000,000
Common Shares
Preferred Shares
Subscription Receipts
Warrants
Debt Securities
Units

     We may from time to time during the 25-month period that this prospectus (the “Prospectus”), including any amendments, remains valid, sell under this Prospectus up to Cdn. $200,000,000 (or the equivalent in other currencies or currency units) aggregate initial offering price of our common shares (“Common Shares”), preferred shares (“Preferred Shares”), subscription receipts (“Subscription Receipts”), warrants to purchase Common Shares (“Warrants”), senior or subordinated unsecured debt securities (“Debt Securities”), and/or units comprised of one or more of the other securities described in this Prospectus in any combination, (“Units” and, together with the Common Shares, Preferred Shares, Subscription Receipts, Debt Securities and Warrants, the “Securities”). We may offer Securities in such amount and, in the case of the Preferred Shares, Subscription Receipts, Debt Securities, Warrants and Units, with such terms, as we may determine in light of market conditions. We may sell the Preferred Shares, Subscription Receipts, Debt Securities and Warrants in one or more series.
     There are certain risk factors that should be carefully reviewed by prospective purchasers. See “Risk Factors”.
     We are permitted, as a Canadian issuer, under a multi-jurisdictional disclosure system adopted by the United States and Canada (the “MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We have prepared our financial statements included or incorporated herein by reference in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of United States companies. In accordance with Item 18 of Form 20-F, information regarding the impact upon the Corporation’s audited consolidated financial statements of significant differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles is contained in Note 24 to the Corporation’s audited consolidated financial statements as at March 31, 2009 and 2008 and for each of the years in the three-year period ended March 31, 2009, which are incorporated herein by reference.
     You should be aware that the acquisition of the Securities may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. You should read the tax discussion contained in the applicable

Prospectus Supplement with respect to a particular offering of securities. See “Certain Income Tax Considerations”.
     Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Alberta, Canada, the majority of our officers and directors and some of the experts named in this Prospectus are residents of Canada, and a substantial portion of our assets and the assets of such persons are located outside the United States.
     NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (the “SEC”) NOR THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
     The specific variable terms of any offering of Securities will be set forth in a supplement to this Prospectus relating to such Securities (each, a “Prospectus Supplement”) including where applicable: (i) in the case of the Common Shares, the number of Common Shares offered, the currency (which may be Canadian dollars or any other currency), the issue price and any other specific terms; (ii) in the case of Preferred Shares, the number of Preferred Shares being offered, the designation of the series, the offering price, dividend rate, if any, and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the currency (which may be Canadian dollars or any other currency), the issue price, the terms and procedures for the exchange of the Subscription Receipts and any other specific terms; (iv) in the case of Warrants, the designation, the number of Warrants offered, the currency (which may be Canadian dollars or any other currency), number of the Common Shares that may be acquired upon exercise of the Warrants, the exercise price, dates and periods of exercise, adjustment procedures and any other specific terms; (v) in the case of Debt Securities, the designation, aggregate principal amount and authorized denominations of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the currency (which may be Canadian dollars or any other currency), the issue price (at par, at a discount or at a premium), the issue and delivery date, the maturity date (including any provisions for the extension of a maturity date), the interest rate (either fixed or floating and, if floating, the method of determination thereof), the interest payment date(s), the provisions (if any) for subordination of the Debt Securities to other indebtedness, any redemption provisions, any repayment provisions, any terms entitling the holder to exchange or convert the Debt Securities into other securities and any other specific terms; and (vi) in the case of Units, the designation, the number of Units offered, the offering price, the currency (which may be Canadian dollars or any other currency), terms of the Units and of the securities comprising the Units and any other specific terms.
     All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
     Our outstanding securities are listed for trading on the Toronto Stock Exchange (“TSX”) under the trading symbol “WPT” and on the NASDAQ Global Market (“NASDAQ”) under the trading symbol “WPRT”. Unless otherwise specified in any applicable Prospectus Supplement, the Preferred Shares, Subscription Receipts, Warrants, Debt Securities, and Units will not be listed on any securities exchange. There is no market through which the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units may be sold and purchasers may not be able to resell the Preferred Shares, Subscription Receipts, Warrants, Debt Securities or Units purchased under this Prospectus. This may affect the pricing of these securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See the “Risk Factors” section of the applicable Prospectus Supplement.
     We may sell the Securities to or through underwriters, dealers, placement agents or other intermediaries or directly to purchasers or through agents. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each person who may be deemed to be an underwriter with respect to such offering and will set forth the terms of the offering of such Securities, including, to the extent applicable, the initial public offering price, the proceeds that we will receive, the underwriting discounts or commissions and any other discounts or concessions to be allowed or reallowed to dealers. The managing underwriter or underwriters

ii

with respect to Securities sold to or through underwriters, if any, will be named in the related Prospectus Supplement.
     You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus.
     Our head office is located at 101 — 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2, and our registered office is located at 4500 — 855 2nd Street S.W., Calgary, Alberta T2P 4K7.

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DEFINITIONS AND OTHER MATTERS
     In this Prospectus and any Prospectus Supplement, unless otherwise indicated, references to “we”, “us”, “our”, “Westport” or the “Corporation” are to Westport Innovations Inc. All references to “dollars”, “Cdn.$” or “$” are to Canadian dollars and all references to “U.S.$” are to United States dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement is determined using Canadian generally accepted accounting principles.
     We prepare our financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from United States generally accepted accounting principles (“U.S. GAAP”). Therefore, our financial statements incorporated by reference in this Prospectus and any Prospectus Supplement and in the documents incorporated by reference in this Prospectus and in any applicable Prospectus Supplement may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 24 of our audited consolidated financial statements for the years ended March 31, 2009 and 2008 and for each of the years in the three-year period ended March 31, 2009 for a discussion of the principal measurement differences between our financial results determined under Canadian GAAP and under U.S. GAAP and for disclosure differences. See “Documents Incorporated by Reference”.
SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS
     Certain statements contained in this Prospectus and any Prospectus Supplement, and in certain documents incorporated by reference in this Prospectus, may constitute “forward-looking statements”. When used in such documents, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this Prospectus and the documents incorporated by reference in this Prospectus contains forward-looking statements pertaining to the following:
•	the future demand for Cummins Westport Inc. (“CWI”) and Westport products;

•	the penetration of our existing markets and expansion of those markets;

•	our ability to successfully launch our high-pressure direct-injection technology commercially;

•	our ability to exploit and protect our intellectual property;

•	our capital expenditure programs;

•	the future desirability and use of natural gas as an alternative fuel;

•	commodity prices and the fuel price differential between natural gas and diesel;

•	ongoing relationships between us and our business partners;

•	our ability to continue to compete with our competitors and their technologies;

•	the capital and operating costs of vehicles using our technologies relative to alternative technologies;

•	continuing growth in the transportation sector and in the natural gas engine market;

•	profit margins and production costs of engines incorporating our technologies;

•	the further development of infrastructure supporting the application of natural gas as an alternative fuel;

•	increasing penetration of our technologies in key markets within the transportation sector and in key geographic markets;

•	increasingly stringent environmental regulation in the future;

•	ongoing availability of government incentives and mandates for our technology;

•	our ability to attract and retain personnel;

•	demand for engines incorporating our technologies by the Ports of Los Angeles and Long Beach, California (the “San Pedro Bay Ports” or the “Ports”);

•	production methods for our liquefied natural gas (“LNG”) system;

•	increasing commercialization of our technologies;

•	expansion of our product offerings;

•	our adoption, timing and ability to meet certain accounting and regulatory standards;

•	the ability of our products to adapt to the use of biogas and manufactured fuels, including hydrogen, as fuels;

•	our estimates and assumptions used in our accounting policies, and accruals, including warranty accruals, and financial condition;

•	our use of the net proceeds of any offering made under a Prospectus Supplement; and

•	our compliance with environmental regulations.
     Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Prospectus, any Prospectus Supplement and in the documents incorporated by reference into this Prospectus and other unforeseen risks, including, without limitation:

•	market acceptance of our products;

•	product development delays;

•	delays in contractual commitments;

•	changing environmental regulations;

•	the ability to attract and retain business partners;

•	future levels of government funding and incentives;

•	competition from other technologies;

•	the ability to provide the capital required for research, product development, operations and marketing; and

•	those risks discussed in this Prospectus under the heading “Risk Factors”.
     You should not rely on any forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after we distribute this Prospectus, except as otherwise required by law.
DOCUMENTS INCORPORATED BY REFERENCE
     Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Director, Investor Relations at 101-1750 West 75th Avenue, Vancouver, British Columbia, V6P 6G2, telephone (604) 718-8321. Copies of documents incorporated by reference may also be obtained by accessing the web site located at www.sedar.com.
     We have filed the following documents with the securities commissions or similar regulatory authorities in certain of the provinces of Canada and such documents are specifically incorporated by reference in this Prospectus:
•	our annual information form dated June 1, 2009, for the year ended March 31, 2009 (the “AIF”);

•	our management proxy circular dated June 3, 2009 relating to the annual and special meeting of shareholders held on July 16, 2009;

•	our audited consolidated financial statements, together with the notes thereto, as at March 31, 2009 and 2008 and for the years ended March 31, 2009, 2008 and 2007 and the auditors’ report thereon addressed to our shareholders; and

•	our management’s discussion and analysis of financial condition and results of operations dated May 19, 2009, for the year ended March 31, 2009.
     Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions of the Canadian Securities Administrators to be incorporated by reference in a short form prospectus, including any annual information form, comparative annual financial statements and the auditors’ report thereon, comparative unaudited interim financial statements, management’s discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in the provinces of Canada after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus.
     To the extent that any document or information incorporated by reference into this Prospectus is included in a report filed by us with the SEC pursuant to section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) after the date of this Prospectus such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part, if and to the extent expressly provided in such report.
     Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.
     Upon a new annual information form and related audited annual financial statements and management’s discussion and analysis being filed by us with, and where required, accepted by, the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador during the term of this Prospectus, the previous annual information form, the previous audited annual financial statements and related management’s discussion and analysis, all unaudited interim financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and related audited annual financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new unaudited interim financial statements and related management’s discussion and analysis being filed by us with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador during the term of this Prospectus, all unaudited interim financial statements and related management’s discussion and analysis filed prior to the new unaudited interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular relating to an annual meeting of holders of Common Shares being filed by us with the securities commission or similar regulatory authority in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador during the term of this Prospectus, the information circular for the preceding annual meeting of holders of Common Shares shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.
     One or more Prospectus Supplements containing the specific variable terms for an issue of the Securities and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.
     We are subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith we file reports and other information with the SEC and with the securities regulatory authorities in Canada. Under the MJDS adopted by Canada and the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies.
Investors may read any document that we have filed with the SEC and may also obtain copies of those documents by paying a fee at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. Investors may read and download some of the documents we have filed with the SEC at the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. We are also subject to filing requirements prescribed by the securities legislation of all Canadian provinces. These filings are electronically available from SEDAR (www.sedar.com).
ENFORCEABILITY OF CIVIL LIABILITIES
     We are a corporation existing under the Business Corporations Act (Alberta). The majority of our officers and directors and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States.
     We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws or the securities laws of any state of the United States.
     We have been advised by our Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Bennett Jones LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.
     We filed with the SEC, concurrently with our registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.
WESTPORT INNOVATIONS INC.
     Our governing corporate statute is the Business Corporations Act (Alberta). Our head office and principal place of business is at 101 — 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2. Our registered office is at 4500 Bankers Hall East, 855 — 2nd Street S.W., Calgary, Alberta T2P 4K7.
     We have one material subsidiary, Westport Power Inc. (“WPI”), which is 100% wholly-owned and incorporated pursuant to the Business Corporations Act (British Columbia). In addition, we own 100% of the voting securities of Westport Fuel Systems Inc., a Delaware corporation; 100% of the voting securities of Westport Innovations (Australia) Pty. Ltd., a Victoria, Australia corporation; and 100% of the voting securities of Westport Innovations (Hong Kong) Limited, a Hong Kong, China corporation. We, through WPI, hold 50% of the voting securities of CWI, a Delaware corporation; 50% of the voting securities of BTIC Westport Inc. (“BWI”), a Chinese corporation and 49% of the voting securities of Juniper Engines Inc. (“Juniper”), a British Columbia corporation. As at March 31, 2009, we owned 184,311 shares of common stock of Clean Energy Fuels Corp. (a publicly-listed Delaware corporation based in Seal Beach, California) with a market value of approximately U.S.$1.1 million based on the NASDAQ closing price of US$6.09 per share on March 31, 2009.

OUR BUSINESS
     We are engaged in the research, development and marketing of high performance, low-emission engine and fuel injection systems that utilize alternative gaseous fuels such as natural gas, propane or hydrogen. We develop technology and products that enable light, medium and heavy-duty diesel engines to run primarily on compressed natural gas (“CNG”) or LNG, giving users a cleaner, more plentiful and generally less expensive alternative fuel when compared to diesel. Over the longer term, if alternative renewable energy sources such as biogas or manufactured fuels, including hydrogen, emerge as cost-competitive options, we expect our gaseous-fuelled engine technologies, system and experience will position us to exploit new low-carbon fuels as they emerge. We work with strategic partners, which include some of the leading diesel engine and truck original equipment manufacturers (“OEMs”), to develop, manufacture and distribute our engines, and we sell to a diverse group of leading truck and bus OEMs around the world. Our products are designed to offer environmental and economic benefits with strong operational performance. Over 20,000 natural gas and propane engines have been sold to date, operating in over 20 countries. We have four strategic pillars: CWI, which is focused on natural gas engine applications for urban fleets ranging from 5.9L to 8.9L; Westport Heavy Duty, which is focused on LNG systems for heavy-duty trucks; Juniper, which is focused on 2.0L and 2.4L industrial engines; and Weichai Westport, which is focused on developing heavy-duty engines in China. Outside its four individual pillars, our corporate development efforts focus on the creation of new alliances and joint ventures, market development projects, and monetization of our significant patent portfolio.
     CWI is a 50:50 joint venture with Cummins Inc. (“Cummins”), one of the world’s largest manufacturers of diesel engines. CWI develops and produces 5.9 to 8.9-litre engines utilizing gaseous fuels. CWI’s engines are offered globally by more than 50 OEMs of transit and shuttle buses, conventional trucks and tractors, refuse collection trucks, as well as specialty vehicles such as short haul port drayage trucks, material handling trucks, street sweepers and vehicles for selected industrial applications. CWI’s goal is to offer a superior combination of performance, emissions characteristics and life-cycle cost savings when compared with engines that operate on diesel fuel, gasoline or other alternatives. In 2007, CWI launched its newest engine, the ISL G, which was the first engine to meet U.S. Environmental Protection Agency (“EPA”) 2010 emission requirements. The revenue generated by CWI, as a percentage of consolidated revenue, for the fiscal years ended 2008 and 2009 is 94% and 90%, respectively.
     Outside of CWI, Westport is engaged in the development, design and marketing of natural gas enabling technology for the heavy-duty diesel engine and truck market. In 2007, we launched a direct injection LNG system for heavy-duty trucks offering class-leading emissions performance while maintaining diesel-equivalent horsepower, torque, and fuel efficiency. Our LNG systems for heavy-duty trucks are sold through Westport Power Inc. We have a technology partnership with Cummins that enables us to develop natural gas enabling technology for Cummins heavy-duty truck engines. Our LNG system solution, available to customers since early 2007, leverages the Cummins ISX 15-litre diesel engine equipped with (i) our proprietary natural gas fuel injectors known as High-Pressure Direct-Injection (“HPDI”) technology; (ii) our proprietary fuel pumps provided by Cryostar SAS (“Cryostar”), a division of The Linde Group; (iii) proprietary control units; and (iv) onboard LNG storage tanks designed and patented by us and manufactured by BWI, our 50:50 joint venture with Beijing Tianhai Industry Co. Ltd. (“BTIC”), a Sino-Korean company located in Beijing, China. We also work with Clean Energy Fuels Corp., North America’s largest natural gas refuelling company, and other fuel suppliers around the world to provide access points for LNG and CNG refuelling stations.
     On October 26, 2007, we announced the formation of Juniper, a 49:51 equity joint venture, with OMVL SpA (“OMVL”), an Italian company that designs, manufactures and markets complete fuelling systems for new vehicles and for the aftermarket conversion of engines from gasoline (petrol) to CNG and liquefied petroleum gas (“LPG”). Westport invested approximately $1.5 million in Juniper on April 1, 2008, giving Westport the right to 49% of Juniper’s future profits and losses. The joint venture designs, produces and intends to sell alternative fuel engines in the sub-5 litre class for global applications.
     Juniper’s engines, initially targeting the OEM forklift market and fuelled with LPG, will be fully integrated, high performance, low-emission solutions. The first Juniper products are based on the Hyundai Motor Company’s 2.0 litre and 2.4 litre industrial engine platforms, and OMVL’s LPG multipoint injection technology. Juniper will be the manufacturer of record and the products are designed to meet EPA and California Air Resources Board (“CARB”) standards for 2010.

     In July 2008, Westport signed a 30-year joint venture agreement with Weichai Power Co., Ltd. and Hong Kong Peterson (CNG) Equipment Limited, creating a new entity, Weichai Westport Inc. The joint venture company will research, develop, design, manufacture, market, distribute, and sell advanced, alternative fuel engines (and relevant parts and kits) for use in automobiles, heavy duty trucks, power generation and shipping applications. In China, the demand for cleaner fuel with economic advantages over traditional fuels, such as natural gas, is increasing, with an estimated 185,000 natural gas vehicles already in China and a growing infrastructure to support them. As at July 27, 2009, the joint venture agreement has not yet received Chinese government approval.
     Through CWI, we are able to leverage Cummins’ extensive manufacturing capabilities, sales and marketing efforts, distribution networks, and aftermarket service and support to sell into mid-range engine markets while incurring manageable overhead costs and minimizing working capital requirements for us. We intend to use a similar scalable model working with PACCAR and other partners to launch our LNG systems for heavy-duty trucks.
     While focusing firm-wide resources on developing our products and strategic relationships, we have accumulated a significant portfolio of patents, which we believe creates barriers to entry for competing technologies. Additionally, we expect to selectively monetize our patent assets through licensing agreements. We have already been successful in achieving licensing revenue for our proprietary pump technology. We will continue to rely on a combination of patents, trade secrets, trademarks, copyrights, and contracts to protect our proprietary technology and position in the marketplace.
RISK FACTORS
     A prospective purchaser of Securities should carefully consider the list of risk factors set forth below as well as the other information contained in and incorporated by reference in this Prospectus before purchasing our Securities. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties described below may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects.
Risks Related to Our Business
We have incurred and continue to incur losses.
     We have incurred substantial losses since our inception in 1996, and continue to incur losses and experience negative cash flows. We cannot predict if or when we will operate profitably or generate positive cash flows or if we will be able to implement our business strategy successfully. Pursuing our strategy requires us to incur significant expenditures for research and product development, marketing and general administrative activities. As a result, we need to continue to grow our revenues and gross margins to achieve and sustain profitability and positive operating cash flows and we may need to raise additional capital.
We may be unable to raise additional capital.
     Execution of our business plan and our commercial viability could be jeopardized if we are unable to raise additional funds for our commercialization plans, to fund working capital, research and development projects, sales, marketing and product development activities and other business opportunities. We attempt to mitigate this risk by generating funds from a variety of sources including: through the sale of our commercial products, through the sale of non-core assets including long-term investments, through funding from government agencies, industry and business partners, and through the issuance of shares or debt in the public equity markets or through strategic investors. In addition, we try to maintain reserves of cash and short-term investments and seek to obtain funding commitments before we take on any significant incremental initiatives. There can, however, be no assurance that we will be able to secure additional funding, or funding on terms acceptable to us, to pursue our commercialization plans.
A sustained economic recession could negatively impact our business
     In the fall of 2008, we saw significant deterioration in the credit and equity markets, falling energy prices, volatile currency markets, and weakness in the worldwide economy. Some of our major OEM partners have closed plants, consolidated product lines and / or have downsized. Many have also implemented tighter credit procedures. Some of the wider economic issues may negatively affect the natural gas vehicle market. If the current economy results in a sustained and far reaching recession or access to credit markets remains restrictive, demand for our products may decline as partners and potential customers defer replacing older vehicles or expanding their fleets. Our bad debt expense may increase and we may need to assist potential customers with obtaining financing or government incentives to help customers fund their purchases of our products.
Potential fluctuations in our financial results make financial forecasting difficult
     We expect our revenues and results of operation to continue to vary significantly from quarter to quarter. Sales and margins may be lower than anticipated due to timing of customer orders and deliveries, unexpected delays in our supply chain, general economic and market-related factors, product quality, performance and safety issues and competitive factors. The current economic environment also makes projecting financial results more difficult. In addition, the continuance and timing of government funding of our research and development programs is difficult to predict, and may cause quarter to quarter variations in financial results. In addition, due to our early stage of commercialization on some products, we cannot accurately predict our future revenues or results of operations or the timing of government funding on our current research and development programs. We are also subject to normal operating risks such as credit risks, foreign currency risks and global and regional economic conditions. As a result, quarter-to-quarter comparisons of our revenues and results of operation may not be meaningful. It is likely that in one or more future quarters our results of operation will fall below the expectations of securities analysts and investors. If this happens, the trading price of our common shares might be materially and adversely affected.
A market for engines with our fuel systems may never develop or may take longer to develop than we anticipate.
     Although we have seen strong growth in CWI revenues and interest from the San Pedro Bay Ports, municipalities and private fleets, engines with our fuel systems represent an emerging market, and we do not know whether end-users will ultimately want to use them or pay for their initial incremental purchase price. The development of a mass market for our fuel systems may be affected by many factors, some of which are beyond our control, including: the emergence of newer, more competitive technologies and products; the future cost of natural gas and other fuels used by our systems; the ability to successfully build the refuelling infrastructure necessary for our systems; regulatory requirements; availability of government incentives; customer perceptions of the safety of our products; and customer reluctance to try a new product.
     If a market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability.
Certain of our products may not achieve widespread adoption.
     Our direct injection technology has been demonstrated in heavy-duty trucks, light-duty vehicles and high horsepower applications. However, we do not know when or whether we will be successful in the commercialization of products for any of our target markets. There can be no assurance that engines using our direct injection technology will perform as well as we expect, or that prototypes and commercial systems will be developed and sold in commercially viable numbers.
     Our HPDI LNG fuel injection systems presently have higher initial capital costs than the incumbent competing technologies, and manufacturing costs of some of our products at a large-scale commercial level have not yet been confirmed. If we are unable to produce fuel systems that are economically competitive, on a life-cycle cost basis, in terms of price, reliability and longevity, operators of commercial vehicle fleets and power generators will be unlikely to buy products containing our fuel systems.
We are dependent on the Ports’ Clean Air Action Plan to support and fund sales to the Ports.
     In November 2006, the San Pedro Bay Ports approved a comprehensive five-year Clean Air Action Plan to reduce the air emissions and health risks associated with the Ports’ activities. The plan includes the intention to make significant emissions reduction-related improvements and encourages the use of alternative fuel engines, which we believe will facilitate the conversion of older heavy-duty trucks, used to move containers from the Ports to customer locations outside the Ports, to clean trucks including natural gas by 2011. While engines from Westport and CWI were recently selected by the Ports as the two natural gas engine options for compliant Port trucks, there are no guarantees that the Ports will carry out or be able to implement and fund their Clean Air Action Plan as stated. If the Clean Air Action Plan is not implemented or funded as stated, our sales, revenues and profitability may be materially affected.
We currently benefit from government incentives to facilitate demand for our products and fund our research and development programs and these incentives may not be renewed or may be redirected.
     While some of our customers and potential customers have made successful applications for government incentives to assist them in converting their vehicles to natural gas engines, there is no guarantee that such incentives will continue to be available. Today our LNG systems customers and potential customers in the United States may have access to local, state and federal incentives through programs and initiatives such as the federal Highway and Energy Bills, which provide fuel and tax credits, and to state grants such as the CARB Carl Moyer Memorial Air Quality Standards Attainment Program and the South Coast Air Quality Management District. If these and other similar incentive programs are discontinued or are no longer available to our customers and potential customers, it may have a detrimental effect on our sales.
     In addition, from time to time we enter into agreements with government agencies to fund our research and development programs. There can be no assurance that we will continue to receive funding from government agencies at the same levels we have received in the past or at all. Funding agreements with government agencies are also subject to audit, which could result in certain funding being denied or monies received from such agencies having to be repaid.
Fuel price differentials are hard to predict and may be less favourable in future.
     The acceptance of natural gas-fuelled engines by customers depends in part on the price differential between natural gas and diesel fuel. Natural gas has generally been, and currently is, less expensive than diesel fuel in many jurisdictions. This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, pipeline transportation capacity for natural gas, refining capacity for crude oil and government excise and fuel tax policies. There can be no assurance that natural gas will remain less expensive than diesel fuel. The differential has been reduced during fiscal 2009 with the significant declines in the price of diesel in the third quarter. This may impact upon potential customers’ decisions to adopt natural gas as an energy solution in the short term.
Our growth is dependent on natural gas refuelling infrastructure that may not take place.
     For motor vehicles, natural gas must be carried on board in liquefied or compressed form and there are few public or private refuelling stations available in most jurisdictions. There can be no assurance of the successful expansion of the availability of natural gas as a vehicle fuel, or that companies will develop refuelling stations to meet projected demand. If customers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by our technology is unlikely to develop.
Changes in environmental and regulatory policies could hurt the market for our products.
     We currently benefit from, and hope to continue to benefit from, certain government environmental policies, mandates and regulations around the world, most significantly in the international automotive market and in the United States. Examples of such regulations include those that provide economic incentives, subsidies, tax credits and other benefits to purchasers of low emission vehicles, restrict the sale of engines that do not meet emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulphur diesel fuel. There can be no assurance that these policies, mandates and regulations will be continued. Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant time and money in an effort to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions. If these are discontinued or if current requirements are relaxed, this may have a material impact on our competitive position.
We currently face, and will continue to face, significant competition.
     Our products face, and will continue to face, significant competition, including from incumbent technologies. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially greater customer bases, businesses, and financial and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies.
     Competition for our products may come from current engine technologies, improvements to current engine technologies and new alternative engine technologies, including other fuel systems. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers using proven and widely accepted technologies. Additionally, there are competitors working on developing technologies such as cleaner diesel engines, bio-diesel, fuel cells, advanced batteries and hybrid battery/internal combustion engines in each of our targeted markets. Each of these competitors has the potential to capture market share in various markets, which could have a material adverse effect on our position in the industry and our financial results. For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: regulated or un-regulated emissions performance; fuel economy; fuel cost; engine performance; power density; engine and fuel system weight; and engine and fuel system price. There can be no assurance that our products will be able to offer advantages in all or any of these areas.
We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
     Failure to protect our existing and future intellectual property rights could seriously harm our business and prospects, and may result in the loss of our ability to exclude others from practicing our technology or our own right to practice our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. Our patents do not guarantee us the right to practice our technologies if other parties own intellectual property rights that we need in order to practice such technologies. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. As is the case in many other industries, the web of intellectual property ownership in our industry is complicated and in some cases it is difficult to define with precision where one property begins and another ends. In any case, there can be no assurance that:
•	any of the rights we have under U.S. or foreign patents owned by us or other patents that third parties license to us will not be curtailed, for example through invalidation, circumvention, challenge, being rendered unenforceable or by license to others;

•	we were the first inventors of inventions covered by our issued patents or pending applications or that we were the first to file patent applications for such inventions;

•	any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, or be issued at all;

•	our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies;

•	any of our trade secrets will not be learned independently by our competitors; or

•	the steps we take to protect our intellectual property will be adequate.
In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.
     We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.
     Certain intellectual property has been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain or renew a license from a third party for intellectual property we use at present could cause us to incur substantial costs and to suspend the manufacture, shipment of products or our use of processes requiring such intellectual property.
We could become engaged in intellectual property litigation or disputes that may negatively affect our business.
     From time to time, claims have been made by third parties that the practice of our technology infringes upon patents owned by those third parties. Although we have seen no valid basis for any of these claims, as our business grows parties may attempt to take advantage of that growth and assert similar claims and demands for compensation. Our response to such claims will be commensurate with the seriousness of the allegations, their potential effect on our business and the strength of our position. We will examine a range of options from formal legal action to obtain declaratory judgments of non-infringement to the initiation of design changes and we will vigorously defend our intellectual property.
     As a result, while we are not currently engaged in any intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or in which the scope, validity and enforceability of our intellectual property rights is challenged. In addition, we may commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation or disputes, including any that may arise in respect of our HPDI technology or LNG tanks, could be time consuming and result in significant expense to us, diversion of resources, and delays or stoppages in the development, production and sales of products or intellectual property, whether or not any claims have merit or such litigation or disputes are resolved in our favour. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:
•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

•	expend significant resources to develop or acquire non-infringing intellectual property;

•	discontinue processes incorporating infringing technology; or

•	obtain licenses to the infringing intellectual property.
Any such result could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.
We are dependent on relationships with strategic partners.
     Execution of our current strategy is dependent on cooperation with strategic partners for technology development, manufacturing and distribution. To be commercially viable, our fuel systems must be integrated into engines and our engines must be integrated into chassis manufactured by OEMs. We can offer no guarantee that existing technology agreements will be renewed or advanced into commercialization agreements, or that OEMs will manufacture engines with our fuel systems or chassis for our engines, or, if they do manufacture such products, that customers will choose to purchase them. Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our products and our financial results. In addition, there can be no assurance of the commercial success of any joint ventures in which we are, or will become, involved.
     Any change in our relationships with our strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by our strategic partners to reduce their commitment to our products and technology in favour of competing products or technologies, or to bring to an end our various alliances, could have a material adverse effect on our business and financial results.
     In addition, disputes regarding the rights and obligations of the parties could arise under our agreements with our strategic partners. These and other possible disagreements could lead to termination of such agreements or delays in collaborative research, development, supply, or commercialization of certain products, or could require or result in litigation or arbitration. Moreover, disagreements could arise with our strategic partners over rights to intellectual property. These kinds of disagreements could result in costly and time-consuming litigation. Any such conflicts with our strategic partners could reduce our ability to obtain future collaboration agreements and could have a negative impact on our relationship with existing strategic partners.
We are dependent on relationships with our suppliers.
     While we have negotiated supply agreements with various manufacturers and have entered into strategic supply agreements with BTIC and Cryostar, certain of these manufacturers may presently be the sole supplier of key components for our products and we are dependent on their ability to source materials, manage their capacity, workforce and schedules. In particular, we are dependent on sole suppliers for our injectors, tanks, and pumps for our HPDI LNG systems and their ability to ramp up capacity and maintain quality and cost to support our production requirements. For a number of reasons, including but not limited to shortages of parts, labour disruptions, lack of capacity and equipment failure, a supplier may fail to supply materials or components that meet our quality, quantity or cost requirements or to supply any at all. If we are not able to resolve these issues or obtain substitute sources for these materials or components in a timely manner or on terms acceptable to us, our ability to manufacture certain products may be harmed and we may be subjected to cancellation of orders or penalties for failed or late deliveries, which could have a material adverse effect on our business and financial results. Our products also use steel and other materials that have global demand. The prices and quantities at which those supplies are available fluctuate and may increase significantly. Competitive pressure, however, may not allow us to increase the sales price of our products. Any such increases may therefore negatively affect our margins and financial condition. We mitigate these risks by seeking secondary suppliers, by carrying inventory, and by locking in long-term pricing when possible. There are no guarantees, however, that we will be successful in securing alternative suppliers or that our inventory levels will be sufficient for our production requirements.
We are dependent on our relationship with Cummins Inc. for CWI revenues and profits.
     The majority of our revenues are currently derived from the operations of CWI, which, in turn, purchases all of its current and foreseeable engine products from Cummins-affiliated plants and distributors. Although the factories operate with modern technology and experienced management, there can be no assurance that the factory and distribution systems will always be able to perform on a timely and cost-effective basis. Any reduction in the manufacturing and distribution capabilities of Cummins-affiliated plants and distributors could have a material adverse effect on our business and financial results.
Our limited production trials, commercial launch activities and field tests could encounter problems.
     We conduct limited production trials and field tests on a number of our products as part of our product development cycle and we are working on scaling up our production capabilities. These trials, production readiness activities and field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly and the failure to maintain and service the test prototypes properly. Some of these potential problems and delays are beyond our control. Any problem or perceived problem with our limited production trials and field tests could hurt our reputation and the reputation of our products and delay their commercial launch.
We may have difficulty managing the expansion of our operations.
     To support the launch, and increase sales and service, of our LNG system products, we may be required to expand the scope of our operations rapidly. This may include a need for a significant increase in employees and an increase in the size, or relocation, of our premises and changes to our information systems, processes and policies. Such rapid expansion may place a significant strain on our senior management team, support teams, information technology platforms and other resources. In addition, we may be required to place more reliance on our strategic partners and suppliers, some of whom may not be capable of meeting our production demands in terms of timing, quantity, quality or cost. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any rapid expansion could harm our business, prospects, results of operations or financial condition.
Warranty claims could diminish our margins.
     There is a risk that the warranty accrual included in our cost of product revenue is not sufficient and that we may recognize additional expenses as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate a redesign, re-specification or recall of our products, which, in turn, may have an adverse impact on our finances and on existing or future sales. Although we attempt to mitigate against these risks through our sales and marketing initiatives and our product development, quality assurance, support and service programs, there can be no assurance that such initiatives and programs are adequate or that sales of our commercial products will continue to grow and contribute financially.
     New products may have different performance characteristics from previous products. In addition, we have limited field experience with our HPDI LNG systems from which to make our warranty accrual estimates.
We could become subject to product liability claims.
     Our business exposes us to potential product liability claims that are inherent in natural gas, LPG and hydrogen, and products that use these gases. Natural gas, LPG and hydrogen are flammable gases and therefore potentially dangerous products. Any accidents involving our products or other natural gas, LPG or hydrogen-based products could materially impede widespread market acceptance and demand for our engines and fuel systems. In addition, we may be subject to a claim by end-users or others alleging that they have suffered property damage, personal injury or death because our products did not perform adequately. Such a claim could be made whether or not our products perform adequately under the circumstances. From time to time, we may be subject to product liability claims in the ordinary course of business and we carry a limited amount of product liability insurance for this purpose. However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.
We could become liable for environmental damages resulting from our research, development or manufacturing activities.
     The nature of our business and products exposes us to potential claims and liability for environmental damage, personal injury, loss of life, and damage to or destruction of property. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims. In addition, depending on the nature of the claim, our current insurance policies may not provide sufficient or any coverage for such claims.
We have foreign currency risk.
     While a majority of our revenues, cost of sales, expenses and warranty balances are denominated in U.S. dollars, many of our operating expenses, other than cost of sales, are in Canadian dollars and we report in Canadian dollars. Foreign exchange gains and losses are included in results from operations, except for foreign exchange gains and losses relating to the translation of CWI’s consolidated balance sheets and statements of operations into Canadian dollars. As CWI is a self-sustaining foreign operation for accounting purposes, foreign exchange gains and losses relating to the translation of CWI balances are recorded within accumulated other comprehensive income (a separate component of shareholders’ equity) until such time as our net investment in CWI is reduced. A large decline in the value of the U.S. dollar relative to the Canadian dollar could impair revenues, margins and other financial results. We have not entered into foreign exchange contracts to hedge against gains and losses from foreign currency fluctuations. From fiscal 2002 to fiscal 2007, on average, the U.S. dollar declined 28% against the Canadian dollar. From fiscal 2008 to fiscal 2009, on average, the Canadian dollar declined 9.3% against the U.S. dollar.
We could lose or fail to attract the personnel necessary to run our business.
     Our success depends in large part on our ability, and that of our affiliates, to attract and retain key management, engineering, scientific, manufacturing and operating personnel. As we develop additional capabilities we may require more skilled personnel. Given the highly specialized nature of our products, these personnel must be highly skilled and have a sound understanding of our industry, business or our technology. Recruiting personnel for the alternative fuel industry is also highly competitive. Although to date we have been successful in recruiting and retaining qualified personnel, there can be no assurance that we will continue to attract and retain the personnel needed for our business. The failure to attract or retain qualified personnel could have a material adverse effect on our business.
If we do not properly manage foreign sales and operations, our business could suffer.
     We expect that a substantial portion of our future revenues will be derived from sales outside of Canada, and we operate in jurisdictions where we may lack sufficient expertise, local knowledge or contacts. Establishment of an international market for our products may take longer and cost more to develop than we anticipate, and is subject to inherent risks, including unexpected changes in government policies, trade barriers, difficulty in staffing and managing foreign operations, longer payment cycles, and foreign exchange controls that restrict or prohibit repatriation of funds. As a result, if we do not properly manage foreign sales and operations, our business could suffer.
We may not realize the anticipated benefits from joint ventures, investments or acquisitions.
     Our joint ventures, and any future joint venture, investment or acquisition, could expose us to certain liabilities, including those that we fail or are unable to identify during the investment or acquisition process. In addition, joint ventures and acquisitions often result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results. The integration process may also divert the attention of, and place significant demands on, our managerial resources, which may disrupt our current business operations. As a result, we may fail to meet our current product development and commercialization schedules. Additionally, we may not be able to find suitable joint venture partners, investments or acquisitions, which could adversely affect our business strategy.
Risks Related to our Securities
Our Common Share price may fluctuate.
     The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our Common Share price may be unrelated to our operating performance. Our Common Share price could be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the addition or loss of customers; announcements of technological innovations, new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key personnel; general market conditions; and other events or factors, many of which may be beyond our control. As of July 27, 2009, the 52-week trading price of our Common Shares ranged from a low of $3.89 to a high of $15.34. See also “Market for Securities”.
We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future and therefore our shareholders may not be able to receive a return on their Common Shares until they sell them.
     We have never paid or declared any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, our current credit facilities restrict our ability to pay dividends, and we currently intend to retain any future earnings to finance our business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors which our board of directors may consider appropriate in the circumstances. Until we pay dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.
There can be no assurance as to the liquidity of the trading market for the Preferred Shares, the Subscription Receipts, the Debt Securities or the Units or that a trading market for the Preferred Shares, the Subscription Receipts, the Debt Securities or the Units will develop.
     Prior to an offering of Preferred Shares, Subscription Receipts, Debt Securities or Units, there will be no public market for the Preferred Shares, Subscription Receipts, Debt Securities or Units. There can be no assurance that an active trading market for the Preferred Shares, Subscription Receipts, Debt Securities or Units will develop or be sustained. Unless otherwise specified in the applicable prospectus supplement, there is no market through which the Preferred Shares, Subscription Receipts, Debt Securities or Units may be sold and purchasers may not be able to resell Preferred Shares, Subscription Receipts, Debt Securities or Units purchased under this prospectus and the relevant prospectus supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Debt Securities or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, Subscription Receipts, Debt Securities or Units, and the extent of issuer regulation.
Credit ratings may not reflect all risks of an investment in the Debt Securities and may change.
     Credit ratings may not reflect all risks associated with an investment in the Debt Securities. Any credit ratings applied to the Debt Securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Debt Securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Debt Securities. There is no assurance that any credit rating assigned to the Debt Securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.
Changes in interest rates may cause the value of the Debt Securities to decline.
     Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.
If we are characterized as a passive foreign investment company (“PFIC”), U.S. holders may be subject to adverse U.S. federal income tax consequences.
     Based in part on current operations and financial projections, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash we raise in this Offering. If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.
     We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Securities, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer we are exempt from the proxy rules under the U.S. Exchange Act.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
     In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States, unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the United States Securities and Exchange Commission, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to prepare our financial statements in accordance with U.S. GAAP. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.
United States investors may not be able to obtain enforcement of civil liabilities against us.
     The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the Business Corporations Act (Alberta), a statute of the Province of Alberta, Canada, that the majority of our officers and directors and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or the experts named in this Prospectus or enforce judgments obtained in the United States courts against us, certain of our directors and officers or the experts named in this Prospectus based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.
     There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against us, our directors and officers or the experts named in this Prospectus. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers or the experts named in this Prospectus to enforce liabilities based solely upon United States federal or state securities laws.
USE OF PROCEEDS
     Unless otherwise indicated in an applicable Prospectus Supplement relating to an offering of Securities, we will use the net proceeds we receive from the sale of Securities to finance future growth opportunities including acquisitions and investments, to finance our capital expenditures, to reduce our outstanding indebtedness, for working capital purposes or for general corporate purposes. The amount of net proceeds to be used for each of the principal purposes will be described in the applicable Prospectus Supplement. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents will be paid out of our general funds. From time to time, we may issue debt securities or incur additional indebtedness other than through the issue of Securities pursuant to this Prospectus.
DESCRIPTION OF COMMON SHARES
     The following description of our Common Shares is a summary only and is qualified in its entirety by reference to our articles of incorporation, which have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada, and are available for review at www.sedar.com.
     We are authorized to issue an unlimited number of Common Shares. As of July 27, 2009, we had 32,082,822 Common Shares issued and outstanding. Each Common Share entitles the holder to: (i) one vote per share held at meetings of shareholders; (ii) receive such dividends as declared by us, subject to any contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding Preferred Shares and our credit facilities; and (iii) receive our remaining property and assets upon dissolution or winding up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares.
     In the event of our merger or consolidation with or into another entity in connection with which our Common Shares are converted into or exchanged for shares or other securities of another entity or property (including cash), all holders of our Common Shares will thereafter be entitled to receive the same kind and number of securities or kind of property (including cash). Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of Preferred Shares having liquidation preferences, if any, the holders of our Common Shares will be entitled to receive pro rata our remaining assets available for distribution.

DESCRIPTION OF PREFERRED SHARES
     The following description of our Preferred Shares is a summary only and is qualified in its entirety by reference to our articles of incorporation, which have been filed with the securities commission or similar regulatory authority in each of the provinces of Canada, and are available for review at www.sedar.com.
     We are authorized to issue an unlimited number of Preferred Shares issuable in series with no par value, none of which are currently outstanding. Our board of directors has the authority to determine, with respect to any series of Preferred Shares, the rights, privileges, restrictions and conditions of that series, including:
•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the provisions applicable to such series, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Corporation or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates at which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.
     Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares, the holders of our Preferred Shares shall have no right to receive notice of or to be present at or vote either in person, or by proxy, at any of our general meetings by virtue of or in respect of their holding of Preferred Shares.
     Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares or any restrictions in any of our debt agreements, the directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.
     On our winding-up, liquidation or dissolution or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up its affairs, subject to any rights, privileges, restrictions and conditions that may have been determined by the Board to attach to any series of Preferred Shares, the holders of all Common Shares and Preferred Shares shall be entitled to participate pari passu.

DESCRIPTION OF SUBSCRIPTION RECEIPTS
     The following description of the terms of Subscription Receipts sets forth certain general terms and provisions of Subscription Receipts in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts.
     Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by us with the applicable securities commission or similar regulatory authorities after it has been entered into by us and will be available electronically at www.sedar.com.
     Pursuant to the subscription receipt agreement, original purchasers of Subscription Receipts may have a contractual right of rescission against Westport, following the issuance of the underlying Common Shares or other securities to such purchasers upon the surrender or deemed surrender of the Subscription Receipts, to receive the amount paid for the Subscription Receipts in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Subscription Receipts.
     The description of general terms and provisions of Subscription Receipts described in any Prospectus Supplement will include, where applicable:
•	the number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Subscription Receipts are denominated;

•	the procedures for the exchange of the Subscription Receipts into Common Shares or other securities;

•	the number of Common Shares or other securities that may be obtained upon exercise of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	the material tax consequences of owning the Subscription Receipts; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Subscription Receipts.
     We reserve the right to set forth in a Prospectus Supplement specific terms of the Subscription Receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Subscription Receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Subscription Receipts.
DESCRIPTION OF WARRANTS
     The following description of the terms of Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of

Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants.
     Warrants may be offered separately or in combination with one or more other Securities. Each series of Warrants will be issued under a separate warrant agreement to be entered into between us and one or more banks or trust companies acting as warrant agent. The applicable Prospectus Supplement will include details of the warrant agreements covering the Warrants being offered. The warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of the warrant agreement will be filed by us with the applicable securities commission or similar regulatory authorities after it has been entered into by us and will be available electronically at www.sedar.com.
     Pursuant to the warrant agreement, original purchasers of Warrants may have a contractual right of rescission against Westport, following the issuance of the underlying Common Shares or other securities to such purchasers upon the exercise or deemed exercise of the Warrants, to receive the amount paid for the Warrants and the amount paid upon exercise of the Warrants in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Warrants.
     The description of general terms and provisions of Warrants described in any Prospectus Supplement will include, where applicable:
•	the designation and aggregate number of Warrants offered;

•	the price at which the Warrants will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Warrants are denominated;

•	the designation and terms of the Common Shares that may be acquired upon exercise of the Warrants;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

•	the minimum or maximum amount, if any, of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Warrants.
     We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Warrants.

     We have delivered an undertaking to the British Columbia Securities Commission (the “Commission”) that we will not offer Warrants separately from other Securities (“Stand-Alone Warrants”) unless a Prospectus Supplement containing the specific terms of the offering of Stand-Alone Warrants is first approved for filing by the Commission.
DESCRIPTION OF DEBT SECURITIES
     The following description of the terms of Debt Securities sets forth certain general terms and provisions of Debt Securities in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Debt Securities offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Debt Securities. Debt Securities may be offered separately or in combination with one or more other Securities. We may, from time to time, issue debt securities and incur additional indebtedness other than through the issuance of Debt Securities pursuant to this Prospectus.
     The Debt Securities will be issued under one or more indentures (each, a “Trust Indenture”), in each case between ourselves and a financial institution authorized to carry on business as a trustee (each, a “Trustee”).
     The following description sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. The particular terms and provisions of the Debt Securities and a description of how the general terms and provisions described below may apply to the Debt Securities will be included in the applicable Prospectus Supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture. Accordingly, reference should also be made to the applicable Trust Indenture, a copy of which will be filed by us with the securities commission or similar regulatory authority in each of the provinces of Canada in which we are a reporting issuer after it has been entered into by us and will be available electronically at www.sedar.com.
General
     The Debt Securities may be issued from time to time in one or more series. We may specify a maximum aggregate principal amount for the Debt Securities of any series and, unless otherwise provided in the applicable Prospectus Supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series.
     Any Prospectus Supplement for Debt Securities supplementing this Prospectus will contain the specific terms and other information with respect to the Debt Securities being offered thereby, including:
•	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

•	any limit upon the aggregate principal amount of such Debt Securities;

•	the currency or currency units for which such Debt Securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars);

•	the issue price (at par, at a discount or at a premium) of such Debt Securities;

•	the date or dates on which such Debt Securities will be issued and delivered;

•	the date or dates on which such Debt Securities will mature, including any provision for the extension of a maturity date, or the method of determination of such date(s);

•	the rate or rates per annum (either fixed or floating) at which such Debt Securities will bear interest (if any) and, if floating, the method of determination of such rate;

•	the date or dates from which any such interest will accrue and on which such interest will be payable and the record date or dates for the payment of such interest, or the method of determination of such date(s);

•	if applicable, the provisions for subordination of such Debt Securities to other indebtedness of the Corporation;

•	the Trustee under the Trust Indenture pursuant to which such Debt Securities are to be issued;

•	any redemption term or terms under which such Debt Securities may be defeased whether at or prior to maturity;

•	any repayment or sinking fund provisions;

•	any events of default applicable to such Debt Securities;

•	whether such Debt Securities are to be issued in registered form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any exchange or conversion terms and any provisions for the adjustment thereof;

•	if applicable, our ability to satisfy all or a portion of any redemption of such Debt Securities, any payment of any interest on such Debt Securities or any repayment of the principal owing upon the maturity of such Debt Securities through the issuance of securities by us or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

•	the provisions applicable to the modification of the terms of the Trust Indenture; and

•	any other specific material terms or covenants applicable to such Debt Securities.
     We reserve the right to include in a Prospectus Supplement specific terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities.
Ranking
     The Debt Securities will be direct unsecured obligations of Westport. The Debt Securities will be senior or subordinated indebtedness of Westport as described in the applicable Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of Westport from time to time issued and outstanding which is not subordinated. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of Westport as described in the applicable Prospectus Supplement, and they will rank equally and rateably with other subordinated indebtedness of Westport from time to time issued and outstanding as described in the applicable Prospectus Supplement. We reserve the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.
Registration of Debt Securities
Debt Securities in Book Entry Form
     Debt Securities of any series may be issued in whole or in part in the form of one or more global securities (each a “Global Security” and together “Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Trust Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will, to the extent not described herein, be described in the Prospectus Supplement relating to such series.
     A Global Security may not be transferred, except as a whole between the Depositary and a nominee of the Depositary or as between nominees of the Depositary, or to a successor Depositary or nominee thereof, until it is wholly exchanged for Debt Securities in certificated non-book-entry form in accordance with the terms of the applicable Trust Indenture. So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Trust Indenture and payments of principal of and interest, if any, on the Debt Securities represented by a Global Security will be made by us to the Depositary or its nominee.
     Subject to such exceptions, if any, as may be provided for in the Trust Indenture and described in the applicable Prospectus Supplement, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in certificated non-book-entry form, will not be considered the owners or holders thereof under the applicable Trust Indenture and will be unable to pledge Debt Securities as security. The laws of some states in the United States may require that certain purchasers of Debt Securities take physical delivery of such Debt Securities in definitive form.
     Principal and interest payments, if any, on the Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. Neither Westport, the Trustee nor any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
     Westport, any underwriters, dealers or agents and any Trustee identified in an accompanying Prospectus Supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the Depositary relating to beneficial ownership interests in the Debt Securities held by the Depositary or the book-entry accounts maintained by the Depositary, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to the Depositary and contained in this Prospectus or in any Prospectus Supplement or Trust Indenture with respect to the rules and regulations of the Depositary or at the direction of Depositary participants.
     The applicable Prospectus Supplement will identify the applicable Depositary for any Debt Securities represented by a Global Security.
Debt Securities in Registered Form
     Debt Securities of any series may be issued in whole or in part in registered form as provided in the applicable Trust Indenture.
     In the event that the Debt Securities are issued in certificated non-book-entry form, principal and interest, if any, will be payable, the transfer of such Debt Securities will be registerable and such Debt Securities will be exchangeable for Debt Securities in other denominations of a like aggregate principal amount at the office or agency maintained by us. Payment of principal and interest, if any, on Debt Securities in certificated non-book-entry form may be made by check mailed to the address of the holders entitled thereto.
     Subject to the foregoing limitations, Debt Securities of any authorized form or denomination issued under the applicable Trust Indenture may be transferred or exchanged for Debt Securities of any other authorized form or denomination or denominations, any such transfer or exchange to be for an equivalent aggregate principal amount of Debt Securities of the same series, carrying the same rate of interest and same redemption and other provisions as the Debt Securities so transferred or exchanged. Exchanges of Debt Securities of any series may be made at the offices of the applicable Trustee and at such other places as we may from time to time designate with the approval of the applicable Trustee and may be specified in the applicable Prospectus Supplement. Unless otherwise specified in the applicable Prospectus Supplement, the applicable Trustee will be the registrar and transfer agent for any Debt Securities issued in certificated non-book-entry form under the applicable Trust Indenture.

DESCRIPTION OF UNITS
     We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.
     The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.
     The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description will include, where applicable:
•	the designation and aggregate number of Units offered;

•	the price at which the Units will be offered;

•	if other than Canadian dollars, the currency or currency unit in which the Units are denominated;

•	the terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•	the number of Securities that may be purchased upon exercise of each Unit and the price at which and currency or currency unit in which that amount of Securities may be purchased upon exercise of each Unit;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

•	any other material terms, conditions and rights (or limitations on such rights) of the Units.
     We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.
PRIOR SALES
     The following description of securities issuances contains information with respect to all issuances of our securities for the 12-month period prior to the date of this Prospectus, as adjusted to reflect the consolidation of our shares on a three-and-one-half-to-one (3.5:1) basis on July 21, 2008.
     We have issued the following Common Shares during the 12-month period prior to the date of this Prospectus:

	Price per Common Share	Number of Common
Date	($)	Shares(1)
July 29, 2008	5.36	4,286
July 29, 2008	5.29	1,903
August 5, 2008	11.55	1,532

	Price per Common Share	Number of Common
Date	($)	Shares(1)
August 5, 2008	5.25	1,219
August 5, 2008	6.65	300
August 5, 2008	5.43	184
August 5, 2008	5.29	3,157
August 5, 2008	3.40	294
August 18, 2008	12.73 (2)	4,500,000	(3)
August 19, 2008	5.25	1,335
September 26, 2008	7.77	65
September 26, 2008	5.29	1,084
November 4, 2008	6.51	1,447	(4)
November 12, 2008	5.29	2,500	(4)
December 5, 2008	4.27	9,524
January 29, 2009	4.45	1,900
February 6, 2009	5.29	239
April 1, 2009	4.27	952
June 3, 2009	5.29	1,363
June 5, 2009	3.22	310
June 5, 2009	3.68	7,142
June 6, 2009	4.45	7,142
June 11, 2009	5.99	846
June 11, 2009	5.29	4,000
June 12, 2009	6.30	7,885
June 25, 2009	3.22	2,857
June 25, 2009	4.27	7,142
July 16, 2009	4.59	500
July 17, 2009	5.29	571
July 21, 2009	5.29	1,627

Notes:

(1)	Unless otherwise noted, all Common Shares were issued upon exercise of stock options granted under the Westport stock option plan.

(2)	The issue price of the Common Shares issued on August 18, 2008 was U.S.$12.00. The issue price set forth above is based on the U.S.-Canadian dollar noon exchange rate on August 18, 2008, as quoted by the Bank of Canada, being Cdn. $1.0605 = U.S.$1.00.

(3)	Common Shares issued pursuant to a public offering.

(4)	Common Shares issued upon exercise of units granted under the Westport performance share unit plan, as amended.
     On October 23, 2008, 790,614 warrants were granted to Her Majesty the Queen in right of Canada as Represented by the Minister of Industry pursuant to the terms of a technology development agreement between Westport and one of its affiliates and Her Majesty the Queen in Right of Canada dated March 27, 2003 as part of the former Technology Partnerships Canada Program, which agreement was subsequently amended on September 14,

2007. Each such warrant entitles the holder to acquire one Common Share upon payment of an exercise price of $10.65 at any time prior to October 23, 2013.
     As of July 27, 2009, we have issued the following options during the last 12-month period pursuant to our existing Stock Option Plan and Performance Share Units granted pursuant to our Performance Share Unit Plan:

Option-based Awards			Share-based Awards
Per Share
market value
	Number of				of shares
	securities				underlying
	underlying	Option		Number	units at time
	granted	Exercise		of units	of unit
	options	price		granted	issuance
Date	(#)	($)	Date	(#)	($)
August 6, 2008	34,280	14.90	August 6, 2008	259,923	14.90

November 7, 2008	5,000	5.71	November 12, 2008	407,892	5.25
MARKET FOR SECURITIES
     Our outstanding Common Shares are listed and posted for trading on the TSX under the trading symbol “WPT” and on NASDAQ under the trading symbol “WPRT”. The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the TSX and NASDAQ for the periods indicated, as adjusted to reflect the consolidation of our shares on a three-and-one-half-to-one (3.5:1) basis that was completed on July 21, 2008, but was not effective for TSX trading purposes until July 24, 2008.

	Toronto Stock Exchange				NASDAQ Global Market
	High	Low	Close	Volume	High	Low	Close	Volume
Period	($)	($)	($)	(Shares)	(U.S.$)	(U.S.$)	(U.S.$)	(Shares)
2008
July(1)	18.38	12.17	13.04	1,857,458	—	—	—	—
August (2)	15.34	12.11	13.39	1,713,566	13.55	11.42	12.56	2,354,448
September	13.80	8.56	10.00	2,211,000	13.15	8.20	9.14	4,376,137
October	9.95	4.08	5.24	2,447,190	9.28	3.26	4.43	3,935,038
November	7.64	4.00	5.05	2,080,434	6.60	3.15	3.96	2,219,066
December	6.41	4.51	6.25	1,285,329	5.45	3.52	5.10	1,254,758

2009
January	7.74	6.01	6.50	789,725	6.55	4.77	5.27	845,592
February	7.18	4.62	5.20	853,258	5.83	3.60	4.05	885,763
March	6.75	3.89	6.30	750,430	5.51	3.01	4.99	1,125,488
April	7.40	5.08	6.00	1,229,779	6.00	4.18	5.04	2,446,298
May	6.69	5.25	6.34	1,625,944	6.00	4.47	5.83	2,520,207
June	10.23	6.27	9.39	2,572,701	9.09	5.75	8.09	5,175,574
July (to July 27)	10.93	8.77	9.55	1,396,783	9.90	7.62	8.83	3,339,794

Notes:

(1)	Trading in our Common Shares commenced on a post-consolidation basis on the TSX on July 24, 2008, however, all prices and volume reflect the consolidation of the common shares on a three-and-one-half-to-one (3.5:1) basis.

(2)	Trading in our Common Shares commenced on the NASDAQ Capital Market on August 18, 2008.
PLAN OF DISTRIBUTION
     We may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements.
     The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.
     In connection with the sale of Securities, underwriters may receive compensation from us or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers, placement agents or other intermediaries that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.
     If so indicated in the applicable Prospectus Supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.
     The Prospectus Supplement relating to any offering of Securities will also set forth the terms of the offering of the Securities, including, to the extent applicable, the initial offering price, the proceeds to us, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to any offering of Securities sold to or through underwriters will be named in the Prospectus Supplement relating to such offering.
     Under agreements which may be entered into by us, underwriters, dealers, placement agents and other intermediaries who participate in the distribution of Securities may be entitled to indemnification by us against certain liabilities, including liabilities under applicable securities legislation. The underwriters, dealers, placement agents and other intermediaries with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.
     Any offering of Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units may be sold and purchasers may not be able to resell Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Certain dealers may make a market in the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units or as to the liquidity of the trading market, if any, for the Preferred Shares, Subscription Receipts, Debt Securities, Warrants or Units.
     Subject to applicable securities legislation, in connection with any offering of Securities under this Prospectus, the underwriters, if any, may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS
     The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder, and may also include a discussion of certain United States federal income tax consequences to the extent applicable.
LEGAL MATTERS
     Unless otherwise specified in the Prospectus Supplement, certain legal matters relating to the offering of the securities will be passed upon for us by Bennett Jones LLP and Dorsey & Whitney LLP. In addition, certain legal matters in connection with any offering of securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.
     The partners and associates of Bennett Jones LLP, as a group, and the partners and associates of Dorsey & Whitney LLP, as a group, each beneficially own, directly or indirectly, less than 1% of our securities. W. Chipman Johnston, our corporate secretary, is a partner of Bennett Jones LLP.
AUDITORS
     Our financial statements as at March 31, 2009 and 2008 incorporated by reference into this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report dated May 14, 2009 which is also incorporated by reference herein, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. KPMG LLP are independent of us pursuant to the rules of professional conduct applicable to auditors in all provinces of Canada and independent within the meaning of the U.S. Exchange Act, as amended.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
     The following documents have been filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part:
•	the documents referred to under “Documents Incorporated by Reference” in this Prospectus;

•	the consent of our auditors KPMG LLP;

•	the consent of our Canadian counsel Bennett Jones LLP; and

•	powers of attorney from our directors and officers.

• Common Shares
Common Shares

Prospectus Supplement

Jefferies & Company	Lazard Capital Markets

ThinkEquity LLC	Craig-Hallum Capital Group	Dundee Securities Corporation
December  •  , 2009